Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

GREENBROOK TMS INC.

ANNUAL MEETING OF SHAREHOLDERS

May 11, 2022

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting of the Shareholders (the “Meeting”) of Greenbrook TMS Inc. (“Greenbrook” or the “Company”) will be held on Tuesday, June 21, 2022 at 10:00 a.m. (Toronto time) by way of virtual-only meeting via live webcast.

Meeting Business

The Meeting will be held for the following purposes:

1.	to receive the annual consolidated financial statements of Greenbrook for the fiscal year ended December 31, 2021, and the auditors’ report thereon;

2.	to elect members of the Board of Directors of Greenbrook (see “Business to be Transacted at the Meeting – Election of the Board of Directors”);

3.	to appoint Greenbrook’s auditors and to authorize the directors to fix the auditors’ remuneration (see “Business to be Transacted at the Meeting – Appointment of the Auditors”); and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Record Date

You have the right to receive notice of and vote at the Meeting as set out in the accompanying Management Information Circular if you are a Greenbrook shareholder as of the close of business on May 6, 2022.

Meeting Format

Due to the ongoing public health impact of the COVID-19 pandemic and in consideration of the health and safety of our shareholders and the broader community, the Board of Directors has determined that it is desirable and in the best interest of the Company, the shareholders and the Company’s other stakeholders to again hold this year’s Meeting exclusively by electronic means via live webcast. Shareholders and duly appointed proxyholders will be able to listen to, participate in, ask questions, and vote at the Meeting in real time through a web-based platform instead of attending the Meeting in person. The health and safety of our shareholders and other interested stakeholders is our top priority.

You can attend the Meeting by joining the live webcast online at www.virtualshareholdermeeting.com/GTMS2022AGM. See “Voting Information” in the accompanying Management Information Circular for detailed instructions on how to attend and vote at the Meeting.

Given the extraordinary circumstances, management currently intends on only proceeding with the formal items of business of the Meeting without any opening remarks or subsequent management presentations. However, shareholders will still have the opportunity to submit questions during the Meeting through the live webcast.

Your Vote is Important

As a Greenbrook shareholder, it is important that you read the accompanying Management Information Circular carefully.

You are entitled to vote either by proxy or at the Meeting by online ballot through the live webcast platform. If you are unable to attend the Meeting, you are requested to vote your shares online or by using the enclosed form of proxy or voting instruction form.

Registered shareholders (whose Greenbrook shares are registered in their name) should vote online at www.proxyvote.com or complete and sign the enclosed form of proxy and return it in the envelope provided. Proxies must be received by Broadridge Investor Communications Corporation at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 9Z9, by no later than 5:00 p.m. (Toronto time) on June 17, 2022.

Non-registered beneficial shareholders (whose Greenbrook shares are held indirectly through an intermediary such as a bank, trust company, securities broker or other intermediary) should review the voting instruction form provided by their intermediary, which sets out the procedures to be followed for voting shares held through intermediaries.

If you wish to appoint a proxyholder other than Elias Vamvakas or Bill Leonard, each of whom is a director of Greenbrook, you must create an appointee name and an eight (8) character appointee identification number, either online at www.proxyvote.com or in your form of proxy or voting instruction form. This applies to both registered and non-registered shareholders. If you do not provide your proxyholder with the exact appointee name and eight (8) character appointee identification number you created, your proxyholder will not be able to vote at the Meeting.

Greenbrook believes that the ability to participate in the Meeting in a meaningful way remains important despite the decision to hold this Meeting through electronic means. Shareholders will have substantially the same opportunity to vote and submit questions on matters of business at the Meeting as in past years when shareholders meetings were held in person.

For those that plan on accessing the live webcast, please allow ample time prior to the Meeting. The Meeting will begin promptly at 10:00 a.m. (Toronto time) on Tuesday, June 21, 2022, unless otherwise adjourned or postponed. Once logged in to the webcast, it is important to remain connected to the internet for the duration of the Meeting.

By Order of the Board of Directors,

Toronto, Ontario	Bill Leonard
May 11, 2022	President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

All information in this Management Information Circular (the “Circular”) is as of May 11, 2022, unless otherwise indicated.

In this Circular, “we”, “us”, “our”, “Greenbrook” and “the Company” refer to Greenbrook TMS Inc. and its subsidiaries, where applicable. “You” and “your” refer to holders (“Shareholders”) of common shares of Greenbrook (“Shares”). Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to United States dollars.

This Circular is provided in connection with our Annual Meeting of Shareholders to be held on Tuesday, June 21, 2022 (the “Meeting”). Your proxy is being solicited by management of Greenbrook for the items described in the Notice of Meeting on the previous page. We pay for all costs associated with soliciting your proxy. We usually make our request by mail, but we may also solicit your proxy by telephone.

As a Shareholder, you have the right to electronically attend and vote at the Meeting as set out in this Circular. Please read this Circular, as it gives you information that you will need to know in order to cast your vote. We also encourage you to read Greenbrook’s management’s discussion and analysis and annual consolidated financial statements for the fiscal year ended December 31, 2021 (“Fiscal 2021”). A copy of the management’s discussion and analysis and annual consolidated financial statements will be sent to all registered and beneficial Shareholders who have requested that these materials be sent to them. These documents are also available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov (included in our Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”)), and on Greenbrook’s website at www.greenbrooktms.com.

On January 12, 2021, at a special meeting of Shareholders, our Shareholders approved a special resolution authorizing our board of directors (the “Board”) to amend our articles of incorporation (the “Articles”) to effect a consolidation (the “Share Consolidation”) of all of the issued and outstanding Shares, such that the trading price of the Shares following the Share Consolidation would permit us to qualify for listing on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”). On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Share for every five pre-consolidation Shares and on February 4, 2021 the Shares began trading on a post-consolidation basis on the Toronto Stock Exchange (“TSX”). The Shares began trading on Nasdaq on March 16, 2021.

Unless otherwise indicated, all Share numbers in this Circular have been adjusted to give effect to such Share Consolidation.

Table of Contents

Page

BUSINESS TO BE TRANSACTED AT THE MEETING	1
VOTING INFORMATION	2
ABOUT GREENBROOK	6
ELECTION OF DIRECTORS	6
General	6
Advance Notice Provisions	7
Individual and Majority Voting Policy	7
Director Nominee Biographies	8
Board and Committee Attendance	14
OUR APPROACH TO CORPORATE GOVERNANCE	14
General	14
The Role of the Board	14
Corporate Governance Policies and Practices	15
Composition of our Board and Board Committees	15
Director Independence	15
Meetings of Independent Directors and Conflicts of Interest	16
Committees of our Board	16
Governance and Nominating Committee	18
Compensation Committee	19
Role of the Compensation Consultant	19
Director Term Limits and Other Mechanisms of Board Renewal	20
Orientation and Continuing Education	20
Ethical Business Conduct	20
Diversity	21
Disclosure Policy	22
DIRECTOR COMPENSATION	22
General	22
Director Fees	22
Directors’ Hedging Policy	23
Director Compensation Table	24
Outstanding Option-Based Awards	24
Incentive Plan Awards – Value Vested or Earned During the Year	25
EXECUTIVE COMPENSATION	25
Introduction	25
Compensation Discussion and Analysis	26
Securities Authorized for Issuance Under Equity Compensation Plans	35
Summary Compensation Table	35
Outstanding Share-Based Awards and Option-Based Awards	36
Incentive Plan Awards – Value Vested or Earned During the Year	37
OTHER INFORMATION	37
Indebtedness of Directors and Executive Officers	37
Interests of Certain Persons or Companies in Matters to be Acted Upon	37
Interests of Informed Persons in Material Transactions	37
Shareholder Proposals	38
Additional Information	38
Contacting the Board of Directors	38
Board Approval	38
Appendix A MANDATE OF THE BOARD OF DIRECTORS	1

i

BUSINESS TO BE TRANSACTED AT THE MEETING

The following business will be transacted at the Meeting:

Receiving the Annual Financial Statements

●     Management will present the annual financial results at the Meeting.

Election of the Board of Directors

●     Nine director nominees are proposed for election to the Board. Shareholders may vote on the election of the directors.

Appointment of the Auditors

●     The Board recommends the re-appointment of KPMG LLP as Greenbrook’s auditors. Shareholders may vote on the re-appointment of the auditors and the authorization of the Board to fix such auditors’ remuneration.

Receiving the Annual Financial Statements

Our audited consolidated financial statements for the fiscal year ended December 31, 2021, including the auditors’ report thereon, have been prepared and will be sent to registered and beneficial Shareholders who have requested that these materials be sent to them. Our audited consolidated financial statements are also available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov (included in our Annual Report) and on our website at www.greenbrooktms.com.

Election of the Board of Directors

The Board has determined that nine directors will be elected at the Meeting. See “Election of Directors” on page 6 for more information.

The Board recommends that you vote FOR the election of each of the following persons who have been proposed by the Board for election as directors by the Shareholders:

•	Brian P. Burke

•	Colleen Campbell

•	Adrienne Graves, Ph.D.

•	Bill Leonard

•	Frank Tworecke

•	Elias Vamvakas

The Board recommends that you vote FOR the election of the following person who has been nominated by Greybrook Health Inc. (“Greybrook Health”) and who has been proposed by the Board for election as a director by the Shareholders:

•	Sasha Cucuz

The Board recommends that you vote FOR the election of the following person who has been nominated by 1315 Capital II, LP (“1315 Capital”) and who has been proposed by the Board for election as a director by the Shareholders:

•	Adele C. Oliva

The Board recommends that you vote FOR the election of the following person who has been nominated by Marlin Fund, Limited Partnership, Marlin Fund II, Limited Partnership and MSS GB SPV LP, as a group, (collectively, “Masters”) and who has been proposed by the Board for election as a director by the Shareholders:

•	Robert Higgins

Directors appointed at the Meeting will serve, subject to our Articles and the Business Corporations Act (Ontario) (the “OBCA”), until the end of the next annual shareholders meeting or until their successors are elected or appointed. All of the proposed directors are currently directors of Greenbrook.

Appointment of the Auditors

If you are a Shareholder, you can vote on the appointment of the auditors and authorizing the Board to set the auditors’ remuneration. The Board recommends that you vote FOR the re-appointment of our current auditors, KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as our auditors, and authorizing the Board to set KPMG LLP’s remuneration.

The auditors will serve until the end of the next annual shareholders meeting or until a successor is appointed. KPMG LLP has been our auditors since 2017.

Considering Other Business

We will consider any other business that may properly come before the Meeting. As of the date of this Circular, we are not aware of any changes to the items above or any other business to be considered at the Meeting. If there are changes or new items, you or your proxyholder can vote your Shares on these items as you or your proxyholder sees fit. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

VOTING INFORMATION

Who Can Vote

We are authorized to issue an unlimited number of Shares. As of May 6, 2022, there were 17,801,885 issued and outstanding Shares.

Each Share you own as of the close of business on May 6, 2022, the record date for the Meeting, entitles you to one vote on each of the matters to be acted upon at the Meeting, or any adjournment or postponement thereof, either by proxy or at the Meeting by online ballot through the live webcast platform. The right to vote at the Meeting is limited to Shareholders who own Shares as of the above record date for the Meeting.

The directors and officers of Greenbrook are not aware of any person or company that beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the total outstanding Shares, other than (i) Greybrook Health, which beneficially owns, directly and indirectly, or exercises control or direction over 4,727,697 Shares (including 200,000 Shares held by Greybrook Realty Partners Inc., an affiliate of Greybrook Health), which represents approximately 26.6% of our issued and outstanding Shares, and (ii) 1315 Capital, which beneficially owns, directly and indirectly, or exercises control or direction over 2,294,648 Shares, which represents approximately 12.9% of our issued and outstanding Shares.

Each of Greybrook Health and 1315 Capital has advised Greenbrook that it intends to vote FOR the election of directors to the Board and the appointment of the auditors and authorizing the directors to set the auditors’ remuneration.

How to Vote

Registered Shareholder Voting

You are a registered shareholder (“Registered Shareholder”) if your name appears on your Share certificate or on the register maintained by our transfer agent, Computershare Investor Services Inc. Your proxy form indicates if you are a registered shareholder. If you are a Registered Shareholder, you may vote at the Meeting by online ballot through the live webcast platform or by proxy in advance of the Meeting. See below for details on each voting option.

Voting at the Meeting

If you are a Registered Shareholder and you wish to vote your Shares at the Meeting, you do not need to complete and return the form of proxy. Your vote will be taken by electronic ballot and counted at the virtual Meeting. See “How to Attend and Participate at the Virtual Meeting” below.

Voting by Proxy

Registered Shareholders have three options to vote by proxy:

•	On the Internet in advance of the Meeting

Visit www.proxyvote.com or scan the QR code on the form of proxy to access the website and follow the instructions on screen. You will need your 16-digit control number (located on both sides of the form of proxy) to identify yourself to the system. If you are voting through the internet, all required information must be entered by 5:00 p.m. (Toronto time) on June 17, 2022.

•	By Mail

Complete, date and sign the enclosed form of proxy and return it to Broadridge Investor Communications Corporation (“Broadridge”) at: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 9Z9, in the envelope provided so that it arrives no later than 5:00 p.m. (Toronto time) on June 17, 2022. This will ensure your vote is recorded.

•	By Telephone

Call 1-800-474-7493 (English) or 1-800-474-7501 (French) and follow the instructions. You will need your 16-digit control number (located on the front of the form of proxy) to identify yourself to the system. If you are voting by telephone, all required information must be entered by 5:00 p.m. (Toronto time) on June 17, 2022. If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder.

Signing the enclosed form of proxy gives authority to Elias Vamvakas or Bill Leonard, each of whom is a director of Greenbrook, to vote your Shares at the Meeting. You may appoint someone other than the above-named directors to vote your Shares by writing the name of the person that you wish to appoint, who need not be a Shareholder, in the blank space provided on the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Shares.

If you appoint someone other than the above-named directors as your proxyholder, you must create an appointee name and an eight (8) character appointee identification number, either online at www.proxyvote.com or on your form of proxy. If you do not provide your proxyholder with the exact appointee name and eight (8) character appointee identification number you created, your proxyholder will not be able to vote at the Meeting.

The persons named on the form of proxy must vote or withhold from voting your Shares in accordance with your directions. In the absence of such directions, proxies received by management will be voted in favor of the election of directors to the Board and the appointment of the auditors and authorizing the directors to set the auditors’ remuneration.

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of Greenbrook knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the person named in your form of proxy will vote on them in accordance with their best judgment.

Revoking Your Proxy

If you are a Registered Shareholder and wish to revoke your proxy, you may revoke a vote you made by proxy by:

•	voting again online at www.proxyvote.com or by completing and signing a proxy bearing a later date and depositing it in accordance with the instructions on the form of proxy, which will revoke any proxy you previously submitted;

•	voting at the virtual Meeting by submitting an online ballot through the live webcast platform, which will revoke any proxy you previously submitted; or

•	making a request in writing stating that you wish to revoke your proxy, before any vote in respect of which the proxy has been given or taken. The written request can be from you or your authorized attorney or by electronic signature to the extent permitted by applicable law. This statement must be deposited at the registered office of Broadridge at the address listed below no later than 5:00 p.m. (Toronto time) on June 17, 2022, or two business days immediately preceding any adjournment or postponement of the Meeting, or delivered in any other manner provided by law.

Broadridge Investor Communications Corporation
Data Processing Centre,
P.O. Box 3700 STN Industrial Park,
Markham, ON
L3R 9Z9

Non-Registered or Beneficial Shareholder Voting

Information in this section is very important to non-registered or beneficial owners of Shares. You are a non-registered or beneficial owner if your Shares are held in the name of an intermediary such as a bank, trust company, securities broker, depository (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company) or other intermediary (“Beneficial Shareholder”). Applicable Canadian securities laws require intermediaries to seek voting instructions from Beneficial Shareholders. Accordingly, you will have received from your intermediary a voting instruction form for the number of Shares you hold.

Voting at the Meeting

A Beneficial Shareholder who receives a voting instruction form from their intermediary cannot use that voting instruction form to vote Shares directly at the virtual Meeting. To vote your Shares at the Meeting by online ballot through the live webcast platform, your intermediary must appoint you as proxyholder. In order to be appointed as proxyholder, insert your name in the space provided on the voting instruction form and follow the return instructions provided by your intermediary. In addition, you must create an appointee name and an eight (8) character appointee identification number, either online at www.proxyvote.com or on your voting instruction form. If you do not create an appointee name and eight (8) character appointee identification number, you will not be able to vote at the Meeting. You do not need to fill in the voting directions as your vote will be taken at the Meeting. The voting instruction form must be returned to your intermediary well in advance of the Meeting in order to appoint your proxyholder.

If you are a Beneficial Shareholder holding your Shares through a U.S. bank, broker or dealer, you must also obtain a valid legal proxy from your broker, bank, dealer or other agent and then register in advance to attend the virtual Meeting. Follow the instructions from your broker, bank, dealer or other agent included with these proxy materials, or contact your broker, bank, dealer or other agent to request a legal proxy form.

Voting Instruction

Beneficial Shareholders who do not wish to vote at the Meeting by online ballot through the live webcast platform are still encouraged to vote their Shares. You can do so by following the instructions on the voting instruction form provided by your intermediary. The voting instruction form must be returned to your intermediary well in advance of the Meeting in order to have the Shares voted.

Each intermediary has its own procedures, which should be carefully followed to ensure that your Shares are voted at the Meeting. The persons named on the voting instruction form must vote or withhold from voting your Shares in accordance with your directions. In the absence of such directions, voting instruction forms received will be voted in favor of the election of directors to the Board and the appointment of the auditors and authorizing the directors to set the auditors’ remuneration.

The persons named in the voting instruction form you receive will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders and with respect to other matters which may properly come before the Meeting.

If you are a Beneficial Shareholder and have not received a package containing a voting instruction form or form of proxy, please contact your intermediary.

As of the date of this Circular, management of Greenbrook knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the voting instruction form will vote on them in accordance with their best judgment.

Revoking Your Voting Instruction

If you are a Beneficial Shareholder and wish to revoke your voting instructions, please contact your intermediary well in advance of the Meeting.

Delivery of Proxy-Related Materials

Proxy-related materials will be sent by Greenbrook to the intermediaries and not directly to Beneficial Shareholders. Greenbrook intends to pay for intermediaries to deliver proxy-related materials and Form 54-101F7 (request for voting instructions) to “objecting beneficial owners”.

Additional Voting Information

Broadridge counts and tabulates the votes.

For general Shareholder enquiries, you can contact our transfer agent, Computershare Investor Services Inc.:

•	by mail at:

Computershare Investor Services Inc.
100 University Avenue
8th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada

•	by telephone - within Canada and the United States at 1-800-564-6253, and from all other countries at 1-416-263-9200;

•	by fax at 1-888-453-0330; or

•	by e-mail at service@computershare.com.

How to Attend and Participate at the Virtual Meeting

In order to attend the Meeting, Registered Shareholders, Beneficial Shareholders who have not duly appointed themselves as proxyholder, duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholder) and guests must log in online as set out below.

•	Step 1: Log in online at www.virtualshareholdermeeting.com/GTMS2022AGM.

•	Step 2: Follow the instructions below:

Registered Shareholders and Beneficial Shareholders who have not appointed themselves as proxyholders: Click “Login” and then enter your control number. The 16-digit control number located on both sides of your form of proxy or voting instruction form is your control number. For Registered Shareholders, if you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote at the Meeting. If you are a Beneficial Shareholder who has not appointed yourself as a proxyholder, you will not be able to vote at the Meeting, but you will be able to ask questions.

Duly appointed proxyholders (including Beneficial Shareholders who have appointed themselves as proxyholders): Click “Login” and then enter the appointee name and the eight (8) character appointee identification number provided to you by the Shareholder who appointed you.

•	Guests (including Beneficial Shareholders who have not appointed themselves as proxyholders): Click “Guest” and then complete the online form.

Registered Shareholders and duly appointed proxyholders may attend and ask questions at the Meeting and vote by completing a ballot online during the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholders and quests may attend the Meeting, but will not be permitted to vote or ask questions.

We recognize the importance of Shareholders being able to ask questions in a virtual meeting format. At the virtual Meeting, Registered Shareholders and duly appointed proxyholders, regardless of geographic location, will be able to participate and have an equal opportunity to ask questions, and vote in real time at the Meeting, provided they are connected to the internet and have logged into the online platform accessible at www.virtualshareholdermeeting.com/GTMS2022AGM. To ask a question during the Meeting you may write through the live webcast after logging-in, type your question into the “Ask a Question” field, and click “Submit”. We strongly encourage you to submit your questions as early as possible during the Meeting as we intend to answer questions in the order in which they are submitted to us by Shareholders. Questions submitted via the online platform that relate to the business of the Meeting are expected to be addressed in the question-and-answer section of the Meeting. Such questions will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Company as they would be at in-person Shareholder meetings. Questions submitted via the online platform will be moderated before being sent to the Chair of the Meeting. This is to avoid repetition and to ensure an orderly Meeting. The Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or which are determined to be inappropriate or otherwise out of order. Questions can be submitted at any time as prompted by the Chair during the Meeting until the Chair closes the session. It is anticipated that Registered Shareholders and duly appointed proxyholders attending the Meeting virtually will have substantially the same opportunity to ask questions on matters of business before the Meeting as if the Meeting was held in person.

If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. The Meeting will begin promptly at 10:00 a.m. (Toronto time) on Tuesday, June 21, 2022, unless otherwise adjourned or postponed. For those that plan on attending the Meeting via the live webcast platform, you should allow ample time to log in to the Meeting online and complete the check-in procedures.

For any technical difficulties experienced during the check-in process or during the Meeting, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page for assistance.

Please note that the Meeting website may not be fully accessible on all Internet browsers and if you are unable to access this site on your preferred browser, we suggest trying to access it via a different browser and/or ensuring that your browser is updated to the latest version. Note that Chrome, Firefox, Edge and Safari are the preferred browsers for accessing the web based meeting platform. Internet Explorer is not supported. In addition, internal network security protocols including firewalls and virtual private network (VPN) connections may block your access to the online platform. If you are experiencing any difficulty connecting or watching the meeting, please also ensure your VPN setting is disabled or connect to the platform on a network not restricted to the security settings of your organization.

ABOUT GREENBROOK

Operating through 148 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 840,000 TMS treatments to over 24,000 patients struggling with depression.

ELECTION OF DIRECTORS

General

The Articles provide that the Board shall consist of a minimum of three (3) and a maximum of fifteen (15) directors. The Board determines the number of directors to be elected at a meeting of Shareholders. The Board has determined that, at the present time, there will be nine (9) directors, each of whom is to be elected at this Meeting and who will hold office until the end of the next annual meeting of Shareholders or until their successors are elected or appointed.

The director biographies on pages 8 to 14 of this Circular describe the directors who are proposed for election, along with their ownership of securities of the Company.

Pursuant to an investor rights agreement among the Company, Greybrook Health, 1315 Capital and Masters (the “Investor Rights Agreement”) entered into on June 14, 2021, Greybrook Health, 1315 Capital and Masters were each granted the right to nominate one director for so long as such party (including its permitted affiliates) owns, controls or directs 5% or more of the Company’s outstanding Shares.

Pursuant to the Investor Rights Agreement, Greybrook Health, 1315 Capital and Masters each exercise their respective nomination rights by submitting their nominees to the Board, which reviews the proposed nominations together with the remaining director nominations, determined solely by the Board or the Governance and Nominating Committee, to be elected by the Shareholders at the Meeting.

The foregoing summary is qualified in its entirety by reference to the provisions of the Investor Rights Agreement. A copy of the Investor Rights Agreement is available under the Company’s profile on SEDAR at www.sedar.com and has been filed as an exhibit to the Annual Report filed on EDGAR at www.sec.gov. In addition, a summary of further details has been included in the Annual Report, which is also available under the Company’s profile on SEDAR at www.sedar.com.

All nominees have established their eligibility and willingness to serve as directors. Six of the nine nominees are independent within the meaning of applicable securities laws and stock exchange rules. All nominees are currently directors of Greenbrook. Management does not believe that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy (or voting instruction form) may vote for another nominee at their discretion (subject to the nomination rights as described above). Each director shall hold office until the next annual meeting of Shareholders or until the director resigns or a successor is elected or appointed.

Advance Notice Provisions

We have included certain advance notice provisions with respect to the election of our directors in our by-laws (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (a) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings of our Shareholders; (b) ensure that all Shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (c) allow Shareholders to register an informed vote. Only persons who are nominated by Shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of Shareholders, or at any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a Shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include (a) in the case of an annual meeting of Shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of Shareholders; provided that, if the first public announcement of the date of the annual meeting of Shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date and (b) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

A copy of our by-laws are available under the Company’s profile on SEDAR at www.sedar.com.

Individual and Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of our Shareholders. To this end, the Board has adopted an individual and majority voting policy that requires that Shareholders be able to vote in favor of, or withhold from voting, separately for each nominee for director and that, in an uncontested election of directors, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” such election must immediately tender his or her resignation to the Chair of the Board following the applicable meeting or, if the affected director is the Chair, to each member of the GN Committee (as defined herein). Any resignation received by the Chair of the Board will be promptly referred to the GN Committee for consideration. An “uncontested election” means an election where the number of nominees for directors is equal to the number of directors to be elected.

The GN Committee will, promptly following the resignation but in any event within 30 days of the applicable Shareholders’ meeting, consider the offer of resignation and will recommend to the Board whether or not to accept it. The GN Committee will recommend that the Board accept the resignation absent exceptional circumstances that would warrant the applicable director to continue to serve on the Board.

The Board will act on the GN Committee’s recommendation promptly following its receipt thereof and, in any event, within 90 days of the applicable Shareholders’ meeting. The Board will accept the GN Committee’s recommendation absent exceptional circumstances. If a resignation is accepted, the Board may, subject to applicable law, our Articles and the Investor Rights Agreement, appoint a new director to fill any vacancy created by the resignation, reduce the size of the Board or call a meeting of Shareholders to appoint a replacement. A resignation will be effective upon its acceptance by the Board. We will promptly issue a news release with the Board’s decision. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision.

Director Nominee Biographies

BRIAN P. BURKE(1)		Independent
Pennsylvania, USA

Principal Occupation:

Mr. Burke is currently the president of the Pittsburgh Penguins of the National Hockey League, a position he has held since February 2021.

Other Activities:

Prior to joining the Pittsburgh Penguins, Mr. Burke was a studio analyst at Rogers Sportsnet, a Canadian television sports network, from May 2018 to February 2021. Following graduation from Harvard Law School in 1981, Mr. Burke practiced corporate and securities law, with a focus on professional athletes and teams. Mr. Burke has been the president and/or general manager of several hockey organizations, including the Calgary Flames, Toronto Maple Leafs, Anaheim Ducks, Vancouver Canucks and the Hartford Whalers during the period from 1992 to 2018. Mr. Burke previously served as a member of the boards of directors of the Sports Lawyers Association, Canuck Place Children’s Hospice Foundation and Rugby Canada. Mr. Burke is also a member, and served on the selection committee of, the Hockey Hall of Fame. Mr. Burke received a Juris Doctor from Harvard Law School and a bachelor’s degree in history from Providence College.

Director since: October 2018	Public Board Memberships During Last Five Years: None
Age: 66	Public Board Interlocks: None
	Committees: Compensation Committee (Chair) GN Committee	Meetings Attended in Fiscal 2021: Board Meetings - 5 of 5 (100%) Compensation Committee Meetings(2) - 7 of 7 (100%) GN Committee Meetings(2) - 1 of 1 (100%)

Share Ownership
Shares Owned or Controlled	Deferred Share Units(6)	Options(6)
Nil	6,734	12,000

COLLEEN CAMPBELL(1)		Lead Independent Director
Ontario, Canada

Principal Occupation:

Ms. Campbell is currently the vice-chair of BMO Capital Markets, the investment and corporate banking arm of the Bank of Montreal (“BMO”), a position she has held since 2012.

Other Activities:

Ms. Campbell has over 38 years of experience in the investment banking industry serving in various roles since joining in 1997, including 15 years in debt capital markets and ultimately as global head of BMO’s debt capital markets group. Ms. Campbell is currently chair of BMO Capital Markets Real Estate Inc., chair of the Investment Committee for the Merchant Bank Real Estate Private Equity Fund, chair of the Investment Committee of the BMO Real Estate Fund and co-chair of the Investment Bank’s Diversity and Inclusion Steering Committee. Ms. Campbell holds an Honors Business Administration degree from Richard Ivey School of Business.

Director since: September 2018	Public Board Memberships During Last Five Years: None
Age: 64	Public Board Interlocks: None
	Committees: Audit Committee (Chair)	Meetings Attended in Fiscal 2021: Board Meetings - 5 of 5 (100%) Audit Committee Meetings - 5 of 5 (100%)

Share Ownership
Shares Owned or Controlled	Deferred Share Units(6)	Options(6)
5,000	6,914	12,000

SASHA CUCUZ(1)		Not Independent(3)
Ontario, Canada

Principal Occupation:

Mr. Cucuz is currently the chief executive officer of Greybrook Securities Inc. (“Greybrook Securities”), a Toronto-based corporate finance and investment banking firm, a position he has held since 2005.

Other Activities:

As the chief executive officer of Greybrook Securities, Mr. Cucuz is responsible for co-managing the firm’s operation and investment strategy. Together with his partners, Mr. Cucuz has played a significant role in growing Greybrook Securities’ real estate investment portfolio to include over 80 multi-family and residential development projects throughout North America, representing over $17 billion worth of estimated completion value. Under Mr. Cucuz’s leadership, the firm currently manages over $1.2 billion of equity on behalf of more than 6,800 high net worth individual and institutional clients located in over 30 countries. Mr. Cucuz also serves as the Co-chair of Greybrook Securities’ Investment and Project Advisory Committees where he is part of the team responsible for approving new acquisitions and overseeing existing limited partnerships. As the former chief executive officer of Greybrook Health, Mr. Cucuz has been involved in several key transactions throughout the Greybrook Health portfolio including the acquisition of MacuHealth, LLC and Bruder Healthcare Inc. and financings for portfolio companies including TearLab Inc. In addition to being a member of the Board of Greenbrook, Mr. Cucuz is also a Director of Neupath Health Inc., Canada’s largest provider of Chronic Pain services. Charitably, Mr. Cucuz serves on the boards of the Greybrook Foundation and the Blu Genes Foundation. Mr. Cucuz holds a bachelor of arts degree in economics from York University.

Director since: September 2018	Public Board Memberships During Last Five Years:
Neupath Health Inc. (2020 to Present)
Age: 44	Public Board Interlocks: None
	Committees: None	Meetings Attended in Fiscal 2021: Board Meetings - 5 of 5 (100%)

Share Ownership
Shares Owned or Controlled	Deferred Share Units(6)	Options(6)
Nil	6,905	10,000

ADRIENNE GRAVES, Ph.D.(1)		Independent
North Carolina, USA Director since: October 2018

Principal Occupation:

Dr. Graves is currently a corporate director.

Other Activities:

Dr. Graves is a neuroscientist by training and a global leader in the pharmaceutical and medical device industries. Dr. Graves held multiple positions at Santen Inc., the U.S. subsidiary of a 130 year old Japanese pharmaceutical company, over a 15 year period, including as the president and chief executive officer from 2002 to 2010. In this role, Dr. Graves successfully established Santen Inc.’s strong global presence, brought multiple products through preclinical and clinical development to approval and commercialization, gained global clinical development and regulatory experience and led global teams through successful acquisitions and partnerships. Prior to joining Santen Inc., Dr. Graves spent 9 years at Alcon Laboratories, Inc., beginning in 1986 as a Senior Scientist, where she progressed through various roles including director of international ophthalmology. Dr. Graves currently serves as an independent director on the boards of IVERIC bio, Inc., where she was appointed Chairman of the board, as well as Nicox S.A., Oxurion NV, Qlaris Bio, Inc., TherOptix, Inc. and Surface Ophthalmics. Dr. Graves also serves on the boards of the following foundations: ASCRS (American Society for Cataract and Refractive Surgery), FFB (Foundation Fighting Blindness), GRF (Glaucoma Research Foundation), HCP (Himalayan Cataract Project), and Retina Global. Dr. Graves holds a bachelor of arts degree in psychology with honors from Brown University, a Ph.D. in psychobiology from the University of Michigan, and completed a postdoctoral fellowship in visual neuroscience at the University of Paris.

Public Board Memberships During Last Five Years:
Age: 68	Akorn, Inc. (2012 to 2020) IVERIC bio, Inc. (2018 to Present) Nicox S.A. (2014 to Present) Oxurion NV (2018 to Present) TearLab Corporation (2005 to 2018)

Public Board Interlocks: None

	Committees: Audit Committee GN Committee (Chair)	Meetings Attended in Fiscal 2021: Board Meetings - 5 of 5 (100%) Audit Committee Meetings - 5 of 5 (100%) Compensation Committee Meetings(10) - 4 of 4 (100%) GN Committee Meetings(2) - 1 of 1 (100%)

Share Ownership
Shares Owned or Controlled	Deferred Share Units(6)	Options(6)
Nil	3,418	10,000

ROBERT HIGGINS(1)		Independent
North Carolina, USA

Principal Occupation:

Mr. Higgins is currently the Managing Director, Investment Professional & General Counsel of Masters Special Situations, LLC, a healthcare focused growth equity firm which he co-founded in 2020.

Other Activities:

Prior to co-founding Masters Special Situations, LLC, Mr. Higgins was Vice President, Business Development & General Counsel of Arosa+LivHOME, a Bain Capital Double Impact Portfolio Company, and a premier national provider of integrated care management and caregiving services, a position he held from 2018 to 2020. Prior to his time with Arosa+LivHOME, Mr. Higgins held a variety of both investment and legal roles, including as the co-founder of a private investment and consulting firm, Swift Equity Partners (from 2017 to 2018), as an investment adviser in the Investment Management Division of Goldman Sachs (from 2013 to 2016) and as a corporate attorney at Sidley Austin LLP (from 2009 to 2013). Mr. Higgins holds a bachelor’s degree in history from Duke University and a master’s degree in the history of international relations from the London School of Economics. He earned his J.D., cum laude, from Washington University in St. Louis School of Law and is a member of the New York State Bar.

Director since: August 2021	Public Board Memberships During Last Five Years: None

Age: 39	Public Board Interlocks: None

	Committees: Compensation Committee(11)	Meetings Attended in Fiscal 2021: Board Meetings(11) - 2 of 2 (100%)

Share Ownership
Shares Owned or Controlled	Deferred Share Units(6)	Options(6)
Nil	2,571	Nil

BILL LEONARD(1)		Not Independent(4)
Maryland, USA

Principal Occupation:

Mr. Leonard is currently the President and Chief Executive Officer of the Company and its predecessor, TMS NeuroHealth Centers Inc., a position he has held since 2011.

Other Activities:

For more than 20 years, Mr. Leonard has provided operational and strategic leadership in the development of medical devices, pharmaceuticals and healthcare services. Mr. Leonard previously served as president of Leonard Consulting LLC from 2008 to 2011, and president of the Bio-Pharmaceutical Division of Euclid Vision Corporation from November 2007 to December 2010 where he developed FDA strategy for an ophthalmic drop that was successfully approved to undergo clinical trials. Mr. Leonard also served as president of the Refractive Surgery Division of TLC Vision Corporation (“TLC”) from July 2004 to March 2007, where he piloted a comprehensive business strategy and leadership generating over $200 million in revenue with 900 employees and a client base of 13,000 eye care professionals. Mr. Leonard holds a business administration degree from Towson University.

Director since: February 2018	Public Board Memberships During Last Five Years: None
Age: 57	Public Board Interlocks: None
	Committees: None	Meetings Attended in Fiscal 2021: Board Meetings - 5 of 5 (100%)

Share Ownership
Shares Owned or Controlled	Performance Share Units(7)	Options(6)
832,500	38,647	10,000

ADELE C. OLIVA(1)		Independent
Pennsylvania, USA

Principal Occupation:

Ms. Oliva is currently the Founding Partner of 1315 Capital, LLC, a Philadelphia-based firm that manages over $500 million and provides expansion and growth capital to commercial-stage medical technology, healthcare service, and specialty therapeutic companies, a position she has held since 2014. She was recruited to Quaker Partners in 2007 to expand their growth stage investing practice.

Other Activities:

Ms. Oliva has been a healthcare investor for over 20 years and focuses on commercial stage medical technology, healthcare service, and specialty therapeutic investments. Ms. Oliva co-founded 1315 Capital, LLC in 2014 to establish a firm focused on healthcare growth investing and the firm has since raised two funds. Prior to 1315 Capital, LLC and Quaker Partners, Ms. Oliva was Co-Head of US Healthcare at Apax Partners, where she started in 1997. Ms. Oliva was also in business development and marketing at Baxter International. Ms. Oliva received a bachelor of science degree from St. Joseph’s University and a master of business administration degree from Cornell University.

Director since: June 2019	Public Board Memberships During Last Five Years: TELA Bio Inc. (2019 to 2021)
Age: 56	Public Board Interlocks: None
	Committees: GN Committee	Meetings Attended in Fiscal 2021: Board Meetings - 5 of 5 (100%) Compensation Committee Meetings(2) - 7 of 7 (100%) GN Committee Meetings(2) - 1 of 1 (100%)

Share Ownership
Shares Owned or Controlled		Deferred Share Units(6)	Options(6)
2,294,648	(8)	6,742	5,000

FRANK TWORECKE(1)	Independent
Maryland, USA

Principal Occupation:

Mr. Tworecke is currently a corporate director.

Other Activities:

Mr. Tworecke has more than 35 years of experience in leading major retail and apparel companies. Prior to his retirement in December 2012, Mr. Tworecke acted as group president of Sportswear of Warnaco Group Inc. from 2004 to 2012 where he served as the head of the Calvin Klein jeans brand worldwide and Chaps® units. Prior to this role, Mr. Tworecke served as the president of Cignal Division at Merry-Go-Round Enterprises, Inc., president and chief executive officer of Bon-Ton Stores Inc. and chief operating officer of Jos. A. Bank Clothiers. Mr. Tworecke also served on the boards of directors of Cherokee Inc., Hampshire Group Limited, Grafton-Fraser Inc. and Sinai Hospital of Baltimore. Mr. Tworecke holds a bachelor of science degree from Cornell University and a master of business administration degree from Syracuse University. Mr. Tworecke was also a member of the Business Advisory Council of the Department of Applied Economics and Management at Cornell University.

Director since: October 2018	Public Board Memberships During Last Five Years: None
Age: 75	Public Board Interlocks: None
	Committees: Audit Committee Compensation Committee	Meetings Attended in Fiscal 2021: Board Meetings - 5 of 5 (100%) Audit Committee Meetings - 5 of 5 (100%) Compensation Committee Meetings(2) - 7 of 7 (100%)

Share Ownership
Shares Owned or Controlled	Deferred Share Units(6)	Options(6)
40,000	6,734	10,000

ELIAS VAMVAKAS(1)		Not Independent(5)
Ontario, Canada

Principal Occupation:

Mr. Vamvakas is the Chairman of the Board, a position he has held since February 2018. Mr. Vamvakas is currently the founder, chairman and chief executive officer of Greybrook Capital Inc. (“Greybrook Capital”), a private equity firm focused on healthcare and real estate, a position he has held since 2007, and the Chairman of The Caldwell Partners International Inc., a position he has held since July 2019.

Other Activities:

Mr. Vamvakas was previously the chairman of TearLab Corporation, a position he held until July 2020. Prior to founding Greybrook Capital, Mr. Vamvakas co-founded TLC where he served as president and chief executive officer from 1994 to 2004. During this period, Mr. Vamvakas built TLC into the largest eye care service provider organization in North America with revenues of more than $300 million as TLC opened or acquired more than 100 laser eye clinics, over 200 mobile laser sites, more than 250 mobile cataract stations and several ambulatory surgery centres. Through TLC’s subsidiary, Vision Source Inc., TLC also developed the largest independent optometric franchise with more than 2,000 locations. Mr. Vamvakas holds a bachelor of science degree from the University of Toronto.

Chairman since:	Public Board Memberships During Last Five Years:
February 2018	TearLab Corporation	(1996 to 2020)
	The Caldwell Partners International Inc.	(2019 to Present)

Age: 63	Public Board Interlocks: None
	Committees: None	Meetings Attended in Fiscal 2021: Board Meetings - 5 of 5 (100%)

Share Ownership
Shares Owned or Controlled	Deferred Share Units(6)	Options(6)
Nil(9)	8,473	20,000

Notes:

(1)	Except as hereinafter described, none of the director nominees of Greenbrook, as at the date of this Circular, is or has been within the 10 years before the date of this Circular, (a) a director, chief executive officer or chief financial officer of any company that was subject to an order (as defined below) that was issued while the existing or proposed director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, (b) was subject to an order that was issued after the existing or proposed director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

No director nominee has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director nominee has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in deciding whether to vote for a nominee.

Ms. Oliva was a member of the board of directors of NovaSom, Inc. (“NovaSom”) from September 15, 2009 to September 26, 2019. In August 2019, NovaSom filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States. The directors and officers of NovaSom remained involved with the company during the Chapter 11 proceedings in order to facilitate the sale of the company. NovaSom’s assets were sold on September 27, 2019 and the Chapter 11 bankruptcy proceedings were dismissed on October 31, 2019.

Dr. Graves was a member of the board of directors of Akorn, Inc. (“Akorn”) from March 2012 to September 2020. In May 2020, Akorn filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States. The directors and officers of Akorn remained involved with the company during the Chapter 11 proceedings in order to facilitate the sale of the company. Akorn’s assets were sold on October 1, 2020.

(2)	On April 22, 2021, the Board divided the responsibilities of the Governance, Compensation and Nominating Committee (the “GCN Committee”) into a separate and distinct Governance and Nominating Committee (the “GN Committee”) and a separate and distinct Compensation Committee (the “Compensation Committee”). See “Our Approach to Corporate Governance – Committees of our Board”).

(3)	Mr. Cucuz is considered a non-independent director as a result of the fact that he serves on the board of directors of Greybrook Health, a significant shareholder of the Company, and is an employee of Greybrook Securities.

(4)	Mr. Leonard is considered a non-independent director as he is the President and Chief Executive Officer of Greenbrook.

(5)	Mr. Vamvakas is considered a non-independent director by reason of the fact that he serves as the chairman of Greybrook Capital, the controlling shareholder of Greybrook Health.

(6)	For additional information regarding deferred share units (“DSUs”) and stock options (“Options”) held by directors, see “Director Compensation” below.

(7)	For additional information regarding performance share units (“PSUs”) held by Mr. Leonard, see “Executive Compensation” below.

(8)	Ms. Oliva may be deemed to beneficially own 2,294,648 Shares directly held by 1315 Capital.

(9)	Mr. Vamvakas, chairman of the Company, is the chairman and founder of Greybrook Capital, the parent company of Greybrook Health. The Vamvakas Family Trust may be deemed a beneficial owner of the 4,527,697 Shares held by Greybrook Health and the 200,000 Shares held by Greybrook Realty Partners Inc. (“Greybrook Realty”), an affiliate of Greybrook Health. Mr. Vamvakas disclaims beneficial ownership of the Shares that may be beneficially owned by The Vamvakas Family Trust.

(10)	Dr. Graves resigned from the Compensation Committee effective April 22, 2021. Accordingly, Compensation Committee attendance reflects Dr. Graves’ attendance from April 22, 2021 to December 31, 2021.

(11)	Mr. Higgins was appointed to the Board on August 3, 2021. Accordingly, Board attendance reflects Mr. Higgins’ attendance from August 3, 2021 to December 31, 2021. Mr. Higgins replaced Ms. Oliva as a member of the Compensation Committee effective April 22, 2022.

Board and Committee Attendance

The following table provides a summary of each director’s attendance at Board and Committee meetings in Fiscal 2021:

Name(1)	Board	Audit Committee	Compensation Committee(2)	GN Committee(2)	Overall Attendance
Brian P. Burke	5 of 5 (100%)	–	7 of 7 (100%)	1 of 1 (100%)	13 of 13	100%
Colleen Campbell	5 of 5 (100%)	5 of 5 (100%)	–	–	10 of 10	100%
Sasha Cucuz	5 of 5 (100%)	–	–	–	5 of 5	100%
Adrienne Graves(3)	5 of 5 (100%)	5 of 5 (100%)	4 of 4 (100%)	1 of 1 (100%)	15 of 15	100%
Robert Higgins(4)	2 of 2 (100%)	–	–	–	2 of 2	100%
Bill Leonard	5 of 5 (100%)	–	–	–	5 of 5	100%
Adele C. Oliva	5 of 5 (100%)	–	7 of 7 (100%)	1 of 1 (100%)	13 of 13	100%
Frank Tworecke	5 of 5 (100%)	5 of 5 (100%)	7 of 7 (100%)	–	17 of 17	100%
Elias Vamvakas	5 of 5 (100%)	–	–	–	5 of 5	100%
TOTAL	100%	100%	100%	100%	–	100%

Notes:

(1)	Mr. Stephan Roker served on the Board from January 12, 2021 to January 15, 2021. During this time, Mr. Roker did not attend any Board or Committee meetings.

(2)	On April 22, 2021, the Board divided the responsibilities of the GCN Committee into a separate and distinct GN Committee and a Compensation Committee. See “Our Approach to Corporate Governance – Committees of our Board”).

(3)	Dr. Graves resigned from the Compensation Committee effective April 22, 2021. Accordingly, Compensation Committee attendance in the above table reflects Dr. Graves’ attendance from April 22, 2021 to December 31, 2021.

(4)	Mr. Higgins was appointed to the Board on August 3, 2021. Accordingly, Board attendance in the above table reflects Mr. Higgins’ attendance from August 3, 2021 to December 31, 2021.

OUR APPROACH TO CORPORATE GOVERNANCE

General

We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value. The disclosure set out below describes our approach to corporate governance.

The Role of the Board

Our Board is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. Our Board has adopted a formal mandate in the form set forth in Appendix A that includes the following:

•	appointing the President and Chief Executive Officer;

•	appointment, evaluation and development of senior management and succession planning;

•	approving the corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting and reviewing the performance of the President and Chief Executive Officer against such corporate goals and objectives;

•	taking steps to satisfy itself as to the integrity of the President and Chief Executive Officer and other senior executive officers and that the President and Chief Executive Officer and other senior executive officers create a culture of integrity throughout the organization; and

•	reviewing and approving management’s strategic and business plans.

Our Board has adopted a written position description for the Chair of the Board, which sets out the Chair’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and Shareholder meetings, director development and communicating with Shareholders and regulators. Our Board has also adopted a written position description for our lead director. See “– Meetings of Independent Directors and Conflicts of Interest”.

Our Board has adopted a written position description for each of our committee chairs which sets out each of the committee chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Our Board has adopted a written position description for our President and Chief Executive Officer which sets out the key responsibilities of our President and Chief Executive Officer, including, among other duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to our Board for consideration, ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to our Board for consideration, supervising day-to-day management and communicating with Shareholders and regulators.

Corporate Governance Policies and Practices

Greenbrook is committed to strong corporate governance policies and practices. Our policies and practices continue to be developed having regard to the external environment and externally cited best practices to ensure that our governance practices are comprehensive, relevant, effective and transparent. We have adopted the following corporate governance policies to date, certain of which are available on our website at www.greenbrooktms.com:

•	Code of Conduct;

•	Corporate Governance Guidelines;

•	Disclosure Policy;

•	Insider Trading Policy;

•	Majority Voting Policy;

•	Clawback Policy; and

•	Whistleblower Policy.

Composition of our Board and Board Committees

Under our Articles, our Board is to consist of a minimum of three (3) and a maximum of fifteen (15) directors as determined from time to time by the directors. Our Board currently consists of nine (9) directors, the majority of whom are considered to be independent under applicable securities laws and stock exchange rules, and all but six (6) of whom are resident Canadians. Under the OBCA, a director may be removed with or without cause by a resolution passed by an ordinary majority of the votes cast by our Shareholders present in person or by proxy at a meeting of our Shareholders and who are entitled to vote. The directors will be elected by our Shareholders at each annual meeting of our Shareholders, and all directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed.

Certain aspects of the composition and functioning of our Board are governed by the terms of the Investor Rights Agreement. See also “Election of Directors”. The nominees for election by our Shareholders as directors will be determined by the GN Committee in accordance with the provisions of applicable corporate law, the Investor Rights Agreement and the charter of the GN Committee. See also “– Committees of our Board – Governance and Nominating Committee”.

Director Independence

Under National Instrument 58-101 – Disclosure of Corporate Governance Practices, a director is considered to be independent if he or she is independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of our Board, be reasonably expected to interfere with a director’s independent judgment. Under Nasdaq Rule 5605(a)(2), an independent director is a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that, of the nine directors nominated for election to our Board, Bill Leonard, Sasha Cucuz and Elias Vamvakas are not considered to be “independent” within the meaning of applicable securities laws and stock exchange rules. Mr. Leonard is considered not independent by reason of the fact that he is our President and Chief Executive Officer. Mr. Cucuz is considered not independent as a result of the fact that he serves on the board of directors of Greybrook Health, a significant shareholder of the Company, and is an employee of Greybrook Securities. Mr. Vamvakas is considered not independent by reason of the fact that he serves as the chairman of Greybrook Capital, the controlling shareholder of Greybrook Health. Certain members of our Board are also members of the board of directors of other public companies (see “Election of Directors – Director Nominee Biographies”). Our Board has not adopted a director interlock policy, but is keeping informed of other public directorships held by its members.

Meetings of Independent Directors and Conflicts of Interest

Our Board believes that given its size and structure, including the fact that a majority of our directors are independent, it is able to facilitate independent judgment in carrying out its responsibilities. To enhance such independent judgment, the independent members of the Board hold in-camera meetings with members of management and the non-independent directors not in attendance, as part of regularly scheduled Board meetings. Open and candid discussion among the independent directors is facilitated by the relatively small size of the Board and great weight is attributed to the views and opinions of the independent directors. Our Board has not appointed an independent Chair; however, Colleen Campbell has been appointed as lead director by our Board and is responsible for ensuring that the directors who are independent of management have opportunities to meet without management present, as required. The lead director shall be appointed and replaced from time to time by the Board. Discussions are led by the lead director who provides feedback subsequently to the Chair.

A director who has a material interest in a matter before our Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the OBCA regarding conflicts of interest.

As at the date hereof, no existing or potential material conflicts of interest exist between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

Committees of our Board

Prior to April 22, 2021, the Board had established two committees: the Audit Committee and the GCN Committee. On April 22, 2021, the Board determined that it was in the best interests of the Company to split the responsibilities of the GCN Committee into a separate and distinct Governance and Nominating Committee and a separate and distinct Compensation Committee. Accordingly, our Board has now established three committees: the Audit Committee, the GN Committee and the Compensation Committee. All members of the Audit Committee, the GN Committee and the Compensation Committee are persons determined by our Board to be independent directors.

Audit Committee

Our Audit Committee consists of three (3) directors, each of whom are persons determined by our Board to be both independent directors and financially literate or sophisticated, each within the meaning of applicable U.S. and Canadian securities laws and/or stock exchange rules. Our Audit Committee is currently comprised of:

•	Colleen Campbell (Chair);

•	Adrienne Graves; and

•	Frank Tworecke.

Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For additional details regarding the relevant education and experience of each member of our Audit Committee, see “Election of Directors – Director Nominee Biographies”.

Our Board has adopted a written charter for the Audit Committee that sets out the purpose, composition, authority and responsibility of our Audit Committee, consistent with applicable U.S. and Canadian securities laws and/or stock exchange rules. A copy of the charter of our Audit Committee has been posted on our website at www.greenbrooktms.com. The Audit Committee assists our Board in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;

•	the independence, qualifications and appointment of our external auditor;

•	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	our risk management processes;

•	monitoring and periodically reviewing our whistleblower policy; and

•	transactions with our related parties.

Our Audit Committee has access to all of our books, records, facilities and personnel and may request any information about us as it may deem appropriate. It also has the authority, in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities. Our Audit Committee also has direct communication channels with the Chief Financial Officer and our external auditors to discuss and review such issues as our Audit Committee may deem appropriate.

Additional information about our Audit Committee, as required by NI 52-110, is in our Annual Report, which is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

External Auditor Service Fee

We incurred the following fees by our external auditor, KPMG LLP, during the periods provided below:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Audit Fees(1)	$1,268,756	$879,220
Audit-Related Fees(2)	$123,138	$–
Tax Fees(3)	$307,959	$220,146
All Other Fees	$–	$–
Total Fees	$1,699,853	$1,099,366

Notes:

(1)	Consists of fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and consultations related to accounting matters impacting the consolidated financial statements.

(2)	Consists primarily of fees related to the acquisition of Achieve TMS East, LLC and Achieve TMS Central, LLC.

(3)	Consists of fees for tax consultation and compliance services, including indirect taxes.

The written charter of the Audit Committee provides that the Audit Committee must pre-approve the retaining of the auditors for any audit or non-audit service. The pre-approval process involves management presenting the Audit Committee with a description of any proposed non-audit services. The Audit Committee considers the appropriateness of such services and whether the provision of those services would impact the auditor’s independence. The Audit Committee may delegate to one or more members the authority to pre-approve the retaining of the auditors for any non-audit service to the extent permitted by law, but pre-approval by such member or members so delegated must be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

Governance and Nominating Committee

Our GN Committee is comprised of three (3) directors, each of whom has been determined by our Board to be an independent director, and is charged with reviewing, overseeing and evaluating our corporate governance and nominating policies. Our GN Committee is currently comprised of:

•	Adrienne Graves (Chair);

•	Brian P. Burke; and

•	Adele C. Oliva.

No member of our GN Committee is an officer of Greenbrook, and as such, our Board believes that the GN Committee is able to conduct its activities in an objective manner.

Our Board believes that the members of the GN Committee individually and collectively possess the requisite knowledge, skill and experience in governance matters, including human resource management and general business leadership, to fulfill the GN Committee’s mandate. All members of the GN Committee have substantial knowledge and experience as current and former senior executives of large and complex organizations. For additional details regarding the relevant education and experience of each member of our GN Committee, see “Election of Directors – Director Nominee Biographies”.

Our Board has adopted a written charter for the GN Committee that sets forth the purpose, composition, authority and responsibility of our GN Committee. A copy of the written charter of the GN Committee has been posted on our website at www.greenbrooktms.com. Our GN Committee’s purpose is to assist our Board in:

•	the recruitment, development and retention of our senior executives;

•	maintaining talent management and succession planning systems and processes relating to our senior management;

•	developing our corporate governance guidelines and principles and providing us with governance leadership;

•	identifying and overseeing the recruitment of candidates qualified to be nominated as members of our Board;

•	reviewing the structure, composition and mandate of Board committees; and

•	evaluating the performance and effectiveness of our Board and of our Board committees.

Our GN Committee is responsible for establishing and implementing procedures to evaluate the performance and effectiveness of our Board, committees of our Board and the contributions of individual Board members. Our GN Committee also takes reasonable steps to evaluate and assess, on an annual basis, directors’ performance and effectiveness of our Board, committees of our Board, individual Board members, our chair and committee chairs. The assessment addresses, among other things, individual director independence, individual director and overall Board skills, and individual director financial literacy. Our Board receives and considers the recommendations from our GN Committee regarding the results of the evaluation of the performance and effectiveness of our Board, committees of our Board, individual Board members, our chair and committee chairs. In identifying new candidates for our Board, the GN Committee will consider what competencies and skills our Board, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic. Our GN Committee is also responsible for orientation and continuing education programs for our directors. See also “– Orientation and Continuing Education” below.

Compensation Committee

Our Compensation Committee is comprised of three (3) directors, each of whom has been determined by our Board to be an independent director, and is charged with reviewing, overseeing and evaluating our compensation policies. Dr. Adrienne Graves, Ph.D., resigned from the Compensation Committee effective April 22, 2021. In addition, Mr. Robert Higgins replaced Ms. Adele C. Oliva as a member of the Compensation Committee effective April 22, 2022. Accordingly, our Compensation Committee is currently comprised of:

•	Brian P. Burke (Chair);

•	Robert Higgins; and

•	Frank Tworecke.

No member of our Compensation Committee is an officer of Greenbrook, and as such, our Board believes that the Compensation Committee is able to conduct its activities in an objective manner.

Our Board believes that the members of the Compensation Committee individually and collectively possess the requisite knowledge, skill and experience in compensation matters, including human resource management, executive compensation matters and general business leadership, to fulfill the Compensation Committee’s mandate. All members of the Compensation Committee have substantial knowledge and experience as current and former senior executives of large and complex organizations. For additional details regarding the relevant education and experience of each member of our Compensation Committee, including the direct experience that is relevant to each committee member’s responsibilities in executive compensation, see “Election of Directors – Director Nominee Biographies”.

Our Board has adopted a written charter for the Compensation Committee that sets forth the purpose, composition, authority and responsibility of our Compensation Committee. A copy of the charter has been posted on our website at www.greenbrooktms.com. Our Compensation Committee’s purpose is to assist our Board in:

•	the appointment, performance, evaluation and compensation of our senior executives;

•	developing a compensation structure for our senior executives including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards;

•	establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;

•	assessing the compensation of our directors; and

•	developing benefit, retirement and savings plans.

For information on the process by which the Compensation Committee and the Board determine the compensation of our directors and executive officers, see “Director Compensation” and “Executive Compensation” below.

Role of the Compensation Consultant

As part of the Compensation Committee’s annual review of the Company’s compensation program, the Compensation Committee may engage an independent compensation consultant to evaluate the Company’s director and/or executive compensation program against market practice. In late fiscal 2020 and into Fiscal 2021, the Company retained Mercer (Canada) Inc. (“Mercer”), an independent compensation consultant, to assist with the development of a director and executive compensation framework for Fiscal 2021 and beyond. Mercer’s mandate was to provide independent advice to the Compensation Committee (formerly the GCN Committee) on director and executive compensation matters, including identifying a relevant compensation peer group, benchmarking director and executive compensation, reviewing short-term and long-term incentive plan design vehicles and metrics, including compensation risks and governance matters. Mercer provided periodic advice to the Compensation Committee with respect to such compensation matters and in response to other Compensation Committee requests, culminating in the adoption by the Company of a new executive and director compensation framework that became effective for Fiscal 2021 (see “Director Compensation” and “Executive Compensation”). Mercer did not provide any other services to the Company, our directors or management and the Company did not retain any other compensation consultants in 2020 or 2021.

The Compensation Committee is of the view that prescriptive formulas and weightings applied to forward-looking objectives cannot capture all aspects of business circumstances and can lead to unintended consequences and potentially foster “narrow-minded” thinking and behaviors. For these reasons, all benchmarking data is used only for informational purposes and the Compensation Committee deliberately avoids the use of a mechanical approach to its compensation analysis. Instead, the Compensation Committee focuses on applying sound judgment in combination with reviewing several sources of information in arriving at compensation decisions

The fees billed by Mercer during the financial years ended December 31, 2021 and 2020 is provided in the table below:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Executive Compensation-Related Fees(1)	$61,472	$–
All other fees(2)	$4,746	$–
Total fees paid	$66,218	$–

Notes:

(1)	All fees billed by Mercer in respect of services provided to the Company relating to determining compensation for the Company’s directors and executive officers in 2020 were billed by Mercer in 2021.

(2)	Represents the aggregate fees billed for all other services provided by Mercer that are not reported under “Executive Compensation-Related Fees”.

Director Term Limits and Other Mechanisms of Board Renewal

Directors are to be elected at each annual meeting of Shareholders to hold office for a term expiring at the close of the next annual meeting, or until a successor is appointed or elected, and will be eligible for re-election. Nominees will be nominated by the GN Committee, in each case for election by Shareholders as directors in accordance with the provisions of our constating documents and applicable corporate and securities laws. All nominees who are nominated by the GN Committee will be included in the proxy-related materials to be sent to Shareholders prior to each annual meeting of Shareholders.

Our Board has not adopted director term limits or other automatic mechanisms of board renewal. The Company believes such limits and automatic mechanisms would discount the value of experience and unnecessarily deprive the Company of the contribution by directors who have developed a deep knowledge of the Company over time. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the GN Committee will seek to maintain the composition of our Board in a way that provides, in the judgment of our Board, the best mix of skills and experience to provide for our overall stewardship. Our GN Committee is also expected to conduct a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board. See also “– Diversity”.

Orientation and Continuing Education

To maintain reasonable assurance that every new director engages in a comprehensive orientation process and that all directors are provided with continuing education opportunities, the GN Committee has implemented an orientation program for new directors under which a new director will meet with the chair, the lead director, members of senior management and our corporate secretary. New directors will be provided with comprehensive orientation and education as to the nature and operation of the Company and our business, the role of our Board and its committees, and the contribution that an individual director is expected to make. The GN Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the GN Committee’s mandate.

Ethical Business Conduct

We have adopted a written code of conduct (the “Code of Conduct”) that applies to all of our directors, officers and employees. The objective of the Code of Conduct is to provide guidelines for maintaining our and our subsidiaries’ integrity, reputation, honesty, objectivity and impartiality. The Code of Conduct addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with our Shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behavior. As part of the Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board has ultimate responsibility for the stewardship of the Code of Conduct and it monitors compliance through the GN Committee. Directors, officers and employees are required to annually certify that they have not violated the Code of Conduct.

The Code of Conduct is available on our website at www.greenbrooktms.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Diversity

We believe that having a diverse Board can offer a breadth and depth of perspectives that enhance our Board’s performance. We value diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are expected to be based on merit and past performance as well as expected contribution to our Board’s performance and, accordingly, diversity is taken into consideration. As of the date of this Circular, three of nine members on our Board, or approximately 33%, are women.

We have recruited and selected management candidates that represent a diversity of business understanding, personal attributes, abilities and experience. Currently, 2 of 5 members of our senior management team, or 40%, are female.

The table below provides certain information regarding the diversity of our Board as of the date hereof:

Board Diversity Matrix
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	2

We do not currently have a formal policy for the representation and nomination of women on our Board or our management, as we have been successful in recruiting and retaining qualified female directors and management under our existing recruitment policies and processes. We have not adopted formal targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment.

The composition of our Board and management is shaped by the selection criteria established by the GN Committee. This is achieved by, among other things, ensuring that diversity considerations are taken into account in Board vacancies and management, monitoring the level of female representation on our Board and in management positions, continuing to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization.

Disclosure Policy

The Board has adopted a Disclosure Policy to deal with the timely dissemination of all material information (the “Disclosure Policy”). The Disclosure Policy, which will be reviewed annually, establishes consistent guidance for determining what information is material and how it is to be disclosed to avoid selective disclosure and to ensure wide dissemination. The Board, directly and through its committees, reviews and approves the contents of major disclosure documents, including annual and interim consolidated financial statements, prospectuses, the annual information form, management’s discussion and analysis and the management information circular. We seek to communicate to our Shareholders through these documents as well as by means of news releases, our website and investor relations calls and meetings.

Disclosure Committee

A Disclosure Committee comprised of senior management of the Company (the “Disclosure Committee”) oversees the Company’s disclosure process as outlined in the Disclosure Policy. The Disclosure Committee’s mandate includes ensuring that effective controls and procedures are in place to allow the Company to satisfy all of its continuous disclosure obligations, including certification requirements. The Disclosure Committee is also responsible for ensuring that the policies and procedures contained in the Disclosure Policy are in compliance with regulatory requirements. Our Audit Committee is responsible for reviewing our disclosure relating to our financial reporting.

DIRECTOR COMPENSATION

General

The following discussion describes the significant elements of the compensation program for members of the Board and its committees. The compensation of our directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of our Shareholders. Directors who are employees of the Company (each, an “Excluded Director”) are not entitled to receive any compensation for his or her service as a member of our Board.

Deferred Share Unit Plan for Non-Employee Directors

On May 6, 2021, the Company adopted a deferred share unit plan for non-employee Directors (the “DSU Plan”). Each director (other than Excluded Directors) will be required to take at least 50% of their annual retainer (other than annual committee Chair retainers) in deferred share units (“DSUs”) and may elect to take additional amounts in the form of DSUs. Discretionary DSUs may also be granted to non-employee directors under the DSU Plan. Each director wishing to make an election for additional DSUs will be required to elect no later than the end of the calendar year preceding the year in which such election is to apply (and, in the case of a new director, within 30 days after the director’s appointment).

A DSU is a unit, equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company, to an account in the name of the director. If and when cash dividends are paid on Shares, additional DSUs will automatically be granted to each director who holds DSUs on the record date for such dividends. Following an eligible director ceasing to hold all positions with the Company, the director will receive a payment in cash at the fair market value of the Shares represented by his or her DSUs generally within ten days of the director’s elected redemption date. Each director’s elected redemption date will not be earlier than the date the director ceases to hold all positions with the Company and will not be later than December 31 of the year following the year in which the director ceases to hold all positions with the Company.

Director Fees

Our Board, on the recommendation of the Compensation Committee, is responsible for reviewing and approving any changes to the directors’ compensation arrangements. Working with Mercer during fiscal 2020, the Compensation Committee adopted changes to our director compensation framework effective commencing in Fiscal 2021. In particular, Mercer worked with the Compensation Committee to assist it in establishing a framework for director compensation that was in-line with market comparables and with a total director compensation package at target in the range of median compensation for a selected peer group.

In consideration for serving on our Board, each director (other than Excluded Directors) was entitled to be compensated during Fiscal 2021 as indicated below:

Type of Fee		Cash	DSUs(1)
Annual Board Retainer	Chair	$50,000	$50,000
	Board Member	$40,000	$40,000
Annual Committee Retainer	Audit Committee Chair	$15,000	Nil
	GN Committee Chair	$10,000	Nil
	Compensation Committee Chair	$10,000	Nil
	Audit Committee Membership	Nil	Nil
	GN Committee Membership	Nil	Nil
	Compensation Committee Membership	Nil	Nil
Meeting Fees	Board / Committee Meeting	Nil	Nil

Note:

(1)	Directors may elect to receive a higher proportion of their annual board retainer in the form of DSUs, which would result in a decrease to the cash component and a corresponding increase to the DSU component of the applicable directors’ annual board retainer. See “—Deferred Share Unit Plan for Non-Employee Directors” above.

Prior to Fiscal 2021, in lieu of receiving a higher annual cash retainer, each director (other than Excluded Directors) was granted Options under the Equity Incentive Plan (as defined below) each year as follows: 10,000 Options were granted to the Chair; 5,000 Options were granted to each director; and an additional 1,000 Options were granted to each director who was also a Board committee chair. These Options generally vest in three instalments and will generally expire on the tenth anniversary of the grant date. For further details regarding the Equity Incentive Plan, see, “Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentive Plans”.

All directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors.

Directors’ Hedging Policy

Our insider trading policy prohibits all of our directors from selling “short” or selling “call options” on any of our securities and from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such directors as compensation or of any other securities of Greenbrook held directly or indirectly by such person.

Director Compensation Table

The following table sets out the compensation that was earned by, paid to, or awarded to directors (other than Excluded Directors) during Fiscal 2021 under the compensation arrangements described above. Mr. Leonard does not receive any compensation for serving as a director of Greenbrook.

Name(1)	Cash	DSUs(2)	Total(3)
Brian P. Burke	$39,231	$50,769	$90,000
Colleen Campbell	$44,121	$50,879	$95,000
Sasha Cucuz	$29,231	$50,769	$80,000
Adrienne Graves	$63,956	$26,044	$90,000
Robert Higgins(4)	$16,374	$16,373	$32,747
Adele C. Oliva	$29,121	$50,879	$80,000
Frank Tworecke	$29,231	$50,769	$80,000
Elias Vamvakas	$38,599	$61,401	$100,000
		Total:	$647,747

Notes:

(1)	Mr. Stephan Roker served on the Board from January 12, 2021 to January 15, 2021. Mr. Roker did not earn or receive any compensation in respect thereof.

(2)	The value of the DSUs is calculated based on the closing price of the Common Shares on the TSX on the applicable date of grant.

(3)	There we no share-based awards, Option-based awards, non-equity incentive plan compensation, or any other compensation paid to the directors.

(4)	Robert Higgins joined the Board effective August 3, 2021. Accordingly, director compensation reflects Mr. Higgins’ compensation earned from August 3, 2021 to December 31, 2021.

Outstanding Option-Based Awards

The following table sets out information on the outstanding Options held by each of our directors (other than Excluded Directors) as of December 31, 2021. The Company has not issued any RSUs (as defined below) under the Equity Incentive Plan as of December 31, 2021.

	Option-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price(1)	Option Expiration Date	Value of Unexercised In-The-Money Options(2)
	6,000	$10.00	October 3, 2028	$–
Brian P. Burke	6,000	$10.57	February 3, 2030	$–
	6,000	$10.00	October 3, 2028	$–
Colleen Campbell	6,000	$10.57	February 3, 2030	$–
	5,000	$10.00	October 3, 2028	$–
Sasha Cucuz	5,000	$10.57	February 3, 2030	$–
	5,000	$10.00	October 3, 2028	$–
Adrienne Graves	5,000	$10.57	February 3, 2030	$–
Robert Higgins	$–	$–	–	$–
Adele C. Oliva	5,000	$10.57	February 3, 2030	$–
	5,000	$10.00	October 3, 2028	$–
Frank Tworecke	5,000	$10.57	February 3, 2030	$–
	10,000	$10.00	October 3, 2028	$–
Elias Vamvakas	10,000	$10.57	February 3, 2030	$–

Notes:

(1)	The exercise price of the Options granted on February 3, 2020 was C$13.40. All remaining Option grants in the table above have an exercise price in U.S dollars.

(2)	The value of unexercised in-the-money Options is calculated based on the closing price per Share of C$5.39 on December 31, 2021, the last trading day of Fiscal 2021. The exchange rate used was the rate at December 31, 2021 of C$1.00 = $0.7888.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of our directors (other than Excluded Directors), the value of the Option-based and share-based awards vested in accordance with their terms during Fiscal 2021. The Company has not granted any RSUs or PSUs to our directors (other than Excluded Directors) under the Equity Incentive Plan as of December 31, 2021.

Name	Option-Based Awards – Value Vested or Earned During the Year(1)	Share-Based Awards – Value Vested During the Year(2)
Brian P. Burke	$3,885	$50,769
Colleen Campbell	$3,885	$50,879
Sasha Cucuz	$3,237	$50,769
Adrienne Graves	$3,237	$26,044
Robert Higgins	$–	$16,373
Adele C. Oliva	$–	$50,879
Frank Tworecke	$28,085	$50,769
Elias Vamvakas	$6,475	$61,401

Notes:

(1)	Includes time vesting Options that vested during the fiscal year. The value of time vesting Options vested during the fiscal year is calculated based on the closing price of the Shares on the TSX on the applicable vesting date.

(2)	DSUs granted under the DSU Plan vest immediately although holders thereof are not entitled to receive a payment in respect of the value of their DSUs until their tenure on the Board ceases. The value of the DSUs is calculated based on the closing price of the Shares on the TSX on the applicable vesting date.

EXECUTIVE COMPENSATION

Introduction

The following discussion describes the significant elements of the compensation program for the named executive officers (“named executive officers” or “NEOs”) of the Company, namely:

•	Bill Leonard, President and Chief Executive Officer;

•	Erns Loubser, Chief Financial Officer and Treasurer;

•	Ed Cordell, Former Interim Chief Financial Officer;

•	Diana Shi, Senior Vice President of Operations;

•	Roberto Drassinower, Former Chief Operating Officer; and

•	Euphia Smith, Chief Marketing Officer.

Mr. Erns Loubser took a medical leave of absence in early November 2020. Mr. Ed Cordell was immediately appointed as Interim Chief Financial Officer. Mr. Loubser returned to his role as Chief Financial Officer and Treasurer effective April 20, 2021.

Compensation Discussion and Analysis

Overview

We operate in a highly competitive and evolving market. To succeed in this market and achieve our strategic business and financial objectives, we need to attract, retain and motivate a highly talented executive team. Our executive compensation program is designed to achieve the following objectives:

•	provide compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate our executive team to achieve our strategic business and financial objectives;

•	align the interests of our executive officers with those of our Shareholders; and

•	provide incentives that encourage appropriate levels of risk-taking by our executive team.

We offer our executive officers cash compensation in the form of base salary and a discretionary annual bonus, and occasionally equity-based compensation in the form of Options, PSUs and restricted share units (“RSUs” and, collectively with the PSUs, “Share-Based Awards” and, collectively with Options, “Awards”) under the Equity Incentive Plan (as defined below). We believe that executives who have significant equity investment in the Company, whether in the form of Shares or equity-based compensation awards, will be motivated to achieve our strategic business and financial objectives, and it also aligns their interests with the long-term interests of our Shareholders.

While we have determined that our current executive officer compensation program is effective at attracting and maintaining executive officer talent, we evaluate our compensation philosophy and compensation program on an ongoing basis and plan to continue to review the compensation of our executive team on an annual basis to ensure that we are providing competitive compensation opportunities for our executive team and that the interests of our executives are in line with the long-term interests of our Shareholders. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant.

Compensation-Setting Process

Prior to April 22, 2021, the Board had established two committees: the Audit Committee and the GCN Committee. On April 22, 2021, the Board determined that it was in the best interests of the Company to split the responsibilities of the GCN Committee into a separate and distinct Governance and Nominating Committee and a separate and distinct Compensation Committee. Accordingly, our Board has now established three committees: the Audit Committee, the GN Committee and the Compensation Committee. All members of the Audit Committee, the GN Committee and the Compensation Committee are persons determined by our Board to be independent directors.

The Compensation Committee is responsible for assisting our Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning, and compensation policies, processes and practices. The Compensation Committee is also responsible for ensuring that our compensation policies and practices provide an appropriate balance of risk and reward consistent with our risk profile.

Our Board has adopted a written charter for the Compensation Committee setting out its responsibilities for administering our compensation programs and reviewing and making recommendations to our Board concerning the level and nature of the compensation payable to our directors and executive officers. The Compensation Committee’s oversight includes reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers, personnel who report directly to our President and Chief Executive Officer and various other key employees is fair, reasonable and consistent with the objectives and philosophy of our compensation program. See also “Our Approach to Corporate Governance – Committees of our Board – Compensation Committee”.

Our President and Chief Executive Officer makes recommendations to the Compensation Committee each year with respect to the compensation for the other NEOs.

The Compensation Committee generally meets annually to review the compensation program and make recommendations for any changes to the Board, as appropriate. As part of this annual review, the Compensation Committee may engage an independent compensation consultant to evaluate the Company’s executive compensation program against market practice.

For example, working with Mercer in late fiscal 2020, the Compensation Committee adopted certain changes to our executive compensation structure, effective for Fiscal 2021. In particular, Mercer worked with the Compensation Committee to assist it in establishing a framework for executive officer compensation that was in-line with market comparables and with a total direct compensation package (that is, base salary and incentive compensation) at target in the range of median compensation for a selected peer group. For those purposes, the Compensation Committee selected a peer group from relevant industries in North America, including from the healthcare services, healthcare facilities and healthcare equipment sectors, and then narrowed the resultant list based on quantitative and qualitative factors. Those factors included whether a company is based in the United States or has primary operations in the United States and the relative size of the company compared to Greenbrook. The final peer group used for assessing compensation levels (the “Compensation Peer Group”) is comprised of the following 11 entities:

Compensation Peer Group
Star Equity Holdings, Inc.	Novation Companies, Inc.
CRH Medical Corporation	Neuronetics, Inc.
Enzo Biochem, Inc.	Sunlink Health Systems, Inc.
Protech Home Medical Corp.	BrainsWay Ltd.
OnTrack, Inc.	IMAC Holdings, Inc.
The Joint Corp.

See “Our Approach to Corporate Governance – Role of the Compensation Consultant”.

Risk and Executive Compensation

In reviewing our compensation policies and practices each year, the Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of the Company. The Compensation Committee also seeks to ensure the Company’s compensation practices do not encourage excessive risk-taking behavior by the executive team.

Governance Policies

Trading Restrictions

All of our executive officers (including the NEOs), directors and employees are subject to our insider trading policy, which prohibits trading in our securities while in possession of material undisclosed information about the Company. Under this policy, such individuals are also prohibited from entering into certain types of hedging transactions involving the securities of the Company, such as short sales, puts and calls. Furthermore, we permit our executive officers, including the NEOs, to trade in the Company’s securities, including the exercise of Awards, only during prescribed trading windows.

Clawback Policy

We have a clawback policy which applies to annual bonus payments and other incentive compensation provided to current and former executive officers, including the NEOs.

The Board has defined a number of reasons for which it may pursue a clawback of an executive officer’s annual bonuses and other incentive awards. Under our clawback policy, a clawback may be triggered if an executive officer:

•	engages in misconduct that results in the need to restate our financial statements, where the individual received an award calculated on the achievement of those financial statements and the award received would have been lower had the financial statements been properly reported;

•	commits a material breach of our Code of Conduct;

•	engages in gross negligence, fraud, theft, dishonesty or willful misconduct; or

•	is convicted of or pleads guilty or nolo contendere to a criminal offence or a statutory offence involving moral turpitude.

The clawback policy provides that the Board may require an executive officer to repay all or a portion of the annual bonus payments and other incentive compensation received over a specified period preceding the triggering event, among other remedies available to the Board. The GN Committee will continue to keep this policy under review as part of its regular risk review.

Components of Compensation

The compensation of our executive officers includes two major elements: (i) base salary, and (ii) a discretionary annual bonus. Additionally, from time to time, the Board has granted awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These awards are in the form of Options, RSUs and/or PSUs under the Equity Incentive Plan, which assist the Company in retaining key employees who have the potential to add value to the Company over the longer term. Perquisites and benefits are not a significant element of compensation of our executive officers.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis taking into account the scope of the executive officer’s responsibilities and their prior experience. Base salaries are reviewed annually by the Board and may be increased based on the executive officer’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness. In addition, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.

Discretionary Annual Bonuses

The Board believes that its ability to exercise discretion and judgment is critical to ensuring that annual bonuses reflect the assessment of risk in the decisions and actions taken by our executive team and consider unexpected circumstances or events that have occurred during the year. In determining annual bonus amounts, the Board reviews each NEO’s performance over the year, including how their decisions and actions align with the Company’s long-term strategy and how they considered the risks associated with such decisions, along with the Company’s performance over the year. The discretionary annual bonus, if any, typically represents less than 50% of an NEO’s total compensation. No NEOs have a contractual right to a bonus, except Ms. Shi in respect of Fiscal 2021 as further described below under “—Summary Compensation Table”. The annual bonuses awarded to each NEO in Fiscal 2021 are set forth below under “— Summary Compensation Table”.

Long-Term Incentive Plans

Amended and Restated Omnibus Equity Incentive Plan

In 2018, we established the stock option plan of the Company, which was amended and restated by our Board on May 24, 2019 (and approved by Shareholders on June 28, 2019) (as amended and restated, the “Stock Option Plan”).

In 2021, the Stock Option Plan was further amended and restated by our Board on May 6, 2021 (and approved by our Shareholders on June 14, 2021) and is now referred to as the Amended and Restated Omnibus Equity Incentive Plan (the “Equity Incentive Plan”). The amendments were made by our Board to (a) permit the grant of Share-Based Awards under the Equity Incentive Plan, (b) set limitations on employee post-employment entitlements that might arise pursuant to statute or the common law, (c) update the non-employee director participation limits to account for RSUs and PSUs, (d) update the amendment provisions that do not require Shareholder approval to account for RSUs and PSUs, (e) update the amendment provisions that do require Shareholder approval to account for RSUs and PSUs and to meet the requirements of the TSX, (f) include a clawback provision (as described below), (g) qualify for favorable treatment under applicable tax laws, and (h) make other changes of a housekeeping nature. The Equity Incentive Plan, as amended and restated on May 6, 2021, applies to all Awards granted on or after May 6, 2021. No additional changes were made to the Equity Incentive Plan in Fiscal 2021.

The Equity Incentive Plan provides eligible participants with compensation opportunities that enhance our ability to attract and retain our executive officers, other key employees, directors and consultants and ensure that their interests are aligned with the success of the Company and its affiliates. The material features of the Equity Incentive Plan are summarized below.

Administration and Eligibility

The Equity Incentive Plan is administered by our Board, provided that the Board may, in its discretion, delegate its administrative powers under the Equity Incentive Plan to the Compensation Committee. Pursuant to the terms of the Equity Incentive Plan, the Board is empowered to (a) interpret and administer the plan from time to time, (b) adopt, amend and rescind rules and regulations for carrying out the Equity Incentive Plan, (c) grant Awards, (d) determine the exercise price, performance period, performance vesting conditions, vesting schedule, term, limitations, restrictions and conditions applicable to Awards, (e) waive or amend the performance vesting conditions, any other vesting conditions or vesting schedule, and (f) make any other determinations that the Board deems necessary or desirable for the administration of the Equity Incentive Plan.

Employees, directors and consultants of the Company and its affiliates are eligible to participate in the Equity Incentive Plan; however, directors are not entitled to receive grants of PSUs.

Shares Subject to the Equity Incentive Plan and Participation Limits

The maximum number of Shares that are available for issuance under the Equity Incentive Plan (including upon the exercise of the replacement options that were granted by the Company in exchange for options granted under our predecessor’s amended and restated stock option plan) is 10% of the issued and outstanding Shares from time to time; provided that, the maximum number of Shares that may be issued pursuant to RSUs and PSUs shall not exceed 5% of the number of issued and outstanding Shares from time to time. Shares underlying Options and replacement options that have been exercised or that have expired or terminated for any reason and Shares underlying Share-Based Awards that have been settled or disposed of or that have expired or been terminated for any reason will become available for subsequent issuance under the Equity Incentive Plan. As a result, the Equity Incentive Plan is considered an evergreen plan pursuant to the rules of the TSX. The TSX requires that the approval of all unallocated Awards under the Equity Incentive Plan be sought by the Company every three years from a majority of the votes cast by shareholders. The Equity Incentive Plan was most recently approved by Shareholders on June 14, 2021.

As at December 31, 2021, 936,147 Awards have been granted under the Equity Incentive Plan, representing approximately 5.3% of the issued and outstanding Shares as of that date. As of December 31, 2021, 844,041 Awards remain available for future issuance under the Equity Incentive Plan, representing approximately 4.7% of the issued and outstanding Shares as of December 31, 2021.

The number of Shares that may be (i) issued to insiders of the Company within any one-year period, or (ii) issuable to insiders of the Company at any time, in each case, under the Equity Incentive Plan alone, or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of the outstanding Shares. Additionally, the aggregate value of all Awards granted to any one director in any one-year period under all security-based compensation arrangements of the Company may not exceed C$150,000 (with no more than C$100,000 attributable to Options) based on the grant date fair value of the Awards, other than Awards granted in lieu of cash fees payable for serving as a director.

Options

The terms and conditions of grants of Options, including the quantity, grant date, exercise price, vesting conditions and other terms and conditions will be set out in the participant’s grant agreement. The exercise price for Options will be determined by our Board, which may not be less than the fair market value of a Share (being the closing price of a Share on the TSX for Canadian resident participants or on the Nasdaq for U.S. resident participants on the applicable date (the “Fair Market Value”)) on the date the Option is granted. Options will vest in accordance with the vesting schedule established on the grant date, which historically has been as to one-third on each of the first three anniversaries of the grant date.

Options must be exercised within a period fixed by our Board that may not exceed ten years from the date of grant, provided that if the expiry date falls during a blackout period, the expiry date will be automatically extended until ten business days after the end of the blackout period. The Equity Incentive Plan also provides for earlier expiration of Options upon the occurrence of certain events, including the termination of a participant’s employment.

In order to facilitate the payment of the exercise price of the Options, the Equity Incentive Plan contains a cashless exercise feature and a net settlement feature. Additionally, vested Options can be exercised by payment in full of the applicable exercise price in cash or by certified check, bank draft or money order payable to the Company or by such other means as might be specified from time to time by the Board. Pursuant to the net settlement feature, to the extent permitted by the Board and as permitted by applicable law, a participant may elect to have the Company retain such number of Shares otherwise issuable in connection with the exercise of the Option as will have a Fair Market Value on the date of such exercise equal to the aggregate exercise price. Pursuant to the cashless exercise feature, to the extent permitted by the Board and as permitted by applicable law, a participant may elect to receive (i) an amount in cash equal to the cash proceeds realized upon the sale of the Shares underlying the Options by a securities dealer in the capital markets, minus the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer, (ii) an aggregate number of Shares that is equal to the number of Shares underlying the unexercised Options, minus the number of Shares sold by a securities dealer in the capital markets as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer, or (iii) a combination of clauses (i) and (ii).

RSUs and PSUs

The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to the awards, will be set out in the participant’s grant agreement.

In the case of PSUs, the performance related vesting conditions may include financial or operational performance of the Company, total shareholder return (either absolute or relative or both), individual performance criteria or other criteria as determined by our Board, which will be measured over a specified period, generally until the end of the third calendar year from the date of the grant.

Subject to the achievement of the applicable vesting and performance related (if applicable) conditions, on the settlement date of an RSU or PSU, the Company will either, in its sole discretion (i) issue from treasury the number of Shares covered by the RSUs or PSUs and related Dividend Share Units (as defined below), or (ii) deliver to the participant an amount in cash (net of applicable withholding taxes) equal to the number of Shares covered by the RSUs or PSUs and related Dividend Share Units multiplied by the Fair Market Value as at the settlement date, or (iii) a combination of (i) and (ii). Notwithstanding the ability for the Company to settle vested RSUs (and related Dividend Share Units) in Shares pursuant to subsection (i) or through a cash payment pursuant to subsection (ii) above, vested RSUs held by directors who are Canadian taxpayers will be settled in Shares pursuant to subsection (i); provided that, the Company may, in its sole discretion, permit such a director to elect to receive a cash payment pursuant to subsection (ii).

Dividend Share Units

When dividends (other than stock dividends) are paid on Shares, additional share units (“Dividend Share Units”) will be automatically credited to each participant who holds RSUs or PSUs on the record date for such dividends. The number of Dividend Share Units to be credited to a participant is equal to the aggregate number of RSUs and PSUs held by the participant on the relevant record date multiplied by the amount of the dividend paid by the Company on each Share, and then divided by the Fair Market Value of the Shares on the dividend payment date. Dividend Share Units shall be in the form of RSUs or PSUs, as applicable. Dividend Share Units credited to a participant will be subject to the same vesting conditions applicable to the related RSUs or PSUs.

Cessation of Employment or Services

Unless otherwise determined by our Board or if a participant’s employment agreement or consulting agreement or arrangement expressly provides more favorable rights with respect to the Awards, in the event of a cessation of employment or services, the following rights apply.

In the event a participant ceases to be an employee, director or consultant of the Company or a designated affiliate, all outstanding Awards granted to the participant under the Equity Incentive Plan that are unvested on the cessation date will be forfeited. All outstanding Options that have vested as of the cessation date will be exercisable as follows, after which time such vested Options will automatically terminate: (i) if the participant ceases to be an employee, director or an individual consultant by reason of death or disability, the participant’s Options must be exercised within 9 months of the date of death or disability; (ii) if the participant ceases to be an employee, director or consultant (whether an individual or entity) by reason of termination without cause, the participant’s Options must be exercised within 3 months of the cessation date; (iii) if the participant ceases to be an employee, director or consultant (whether an individual or entity) by reason of voluntary resignation or termination, the participant’s Options must be exercised within 30 days of the cessation date; and (iv) if the participant ceases to be an employee, director or consultant (whether an individual or entity) by reason of termination for cause, the participant’s Options will automatically terminate on the cessation date and may no longer be exercised. In no event may Options be exercised later than the applicable expiry date of the Options, after which time all remaining Options will terminate. Any vested Share-Based Awards held by the participant will be settled as soon as practicable following the cessation date.

In the event a participant ceases to be an employee, director or consultant of the Company or a designated affiliate due to a termination for cause, all Awards (whether vested or unvested) will be forfeited on the cessation date.

Change of Control

In the event of a change in control, except as otherwise provided in a grant agreement, the Board will provide for the treatment of each outstanding Award, which treatment need not be uniform for all participants and/or Awards and which may include, without limitation, one or more of the following: (i) (a) continuation of such Award, or (b) conversion of such Award into, or substitution or replacement of such Award with, an award with respect to equity interests of the successor (or a parent or subsidiary thereof) with substantially equivalent terms and value as such Award; (ii) acceleration of the vesting and/or exercisability of Awards; (iii) upon written notice, providing that outstanding Options must be exercised, to the extent then exercisable, during a specified period of time preceding the change in control as determined by the Board, and further providing for the right to exercise an Option as of immediately, or during a specified period, prior to such change in control, and the termination and forfeiture of any such Option without payment of any consideration therefor to the extent such Option is not timely exercised; (iv) if vesting of such Award is subject to performance criteria, the level of attainment of such criteria shall be determined by the Board in its discretion, including, without limitation, by deeming such criteria attained at the applicable target or maximum level regardless of actual performance, or measuring the attainment of such criteria based on actual performance through such change in control or a specified date prior thereto; (v) other than for participants who are Canadian taxpayers in respect of their Options, automatic cancellation or voluntary surrender of all or any portion of outstanding Awards for payment of their fair value (in the form of cash, securities, rights and/or other property) as determined in the sole discretion of the Board; (vi) permitting an Option to be surrendered to the Company in consideration for a payment, in cash, securities, rights and/or other property, in an amount equal to the intrinsic value of such Option as of immediately prior to such change in control; and/or (vii) cancellation of all or any portion of outstanding unvested and/or unexercisable Awards for no consideration.

Adjustments

In the event that there is any change in the Shares or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization (each an “Adjustment Event”), then the Board, to prevent inappropriate dilution or enlargement of participants’ rights under the Equity Incentive Plan, will substitute or adjust, in its sole discretion: (i) the number and kind of shares or other securities that may be granted pursuant to Awards; (ii) the number and kind of shares or other securities subject to outstanding Awards; (iii) the exercise price applicable to outstanding Options; (iv) the number of Share-Based Awards held by the participants; (v) the vesting of PSUs; and/or (vi) other value determinations (including performance conditions) applicable to the Equity Incentive Plan or outstanding Awards; provided, however, that no adjustment will obligate the Company to issue or sell fractional securities.

Clawback

The Equity Incentive Plan provides that any Award which is subject to recovery or recoupment under applicable laws, stock exchange listing requirements or policies adopted by the Company, as may be adopted and amended from time to time, will be subject to such deductions and clawbacks as may be required pursuant to such laws, stock exchange listing requirements or policies.

Amendment or Termination

Our Board may amend or suspend any provision of the Equity Incentive Plan or any Award, or terminate the Equity Incentive Plan, at any time without approval of shareholders, subject to those provisions of applicable law and the rules, regulations and policies of the TSX and the Nasdaq, if any, that require the approval of shareholders or any governmental or regulatory body. However, except as set forth in the Equity Incentive Plan or as required pursuant to applicable law or to qualify for any intended tax treatment, no action of the Board or shareholders may materially adversely alter or impair the rights of a participant under any Award previously granted to the participant without the consent of the affected participant.

Our Board is permitted to make certain amendments to the Equity Incentive Plan or to any Award outstanding thereunder without seeking shareholder approval, including but not limited to, housekeeping amendments or amendments of an administrative nature, amendments to comply with applicable law or stock exchange rules, amendments necessary for Awards to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the plan or any Award, amendments to include or modify a cashless exercise feature, amendments to the termination or early termination provisions of the Equity Incentive Plan or any Award, and amendments necessary to suspend or terminate the Equity Incentive Plan. However, only the following types of amendments will not be able to be made without obtaining shareholder approval:

•	increasing the number of Shares reserved for issuance under the Equity Incentive Plan;

•	increasing the length of the period after a blackout period during which Options may be exercised;

•	any amendment that would result in the exercise price for any Option being lower than the Fair Market Value on the applicable date of grant;

•	permitting the introduction or reintroduction of non-employee directors as eligible recipients of Awards on a discretionary basis or increasing the limits previously imposed on non-employee director participation;

•	removing or exceeding the insider participation limit;

•	reducing the exercise price of an Option or allowing for the cancellation and reissuance of an Option, which would be considered a repricing under the rules of the TSX, in each case, except pursuant to a change of control or an Adjustment Event;

•	extending the expiry date of an Option, except for an automatic extension of an Option that expires during a blackout period;

•	permitting awards to be transferred or assigned other than for normal estate settlement purposes;

•	amending the amendment provision under the Equity Incentive Plan which has the effect of deleting or reducing the range of amendments which required shareholder approval; or

•	amendments required to be approved by shareholders under applicable law or the rules, regulations and policies of the TSX and the Nasdaq, as applicable.

Assignment

Except as required by law or in the event of death or disability of the participant, the rights of a participant under the Equity Incentive Plan are not transferable or assignable.

Burn Rate

The following table provides the number of Awards granted under the Equity Incentive Plan for Fiscal 2021, Fiscal 2020 and Fiscal 2019, expressed as a percentage of the weighted average number of Shares outstanding during the applicable fiscal year (“Burn Rate”). All figures in the below table are shown on a post-Share Consolidation basis.

Fiscal Year	Number of Awards Granted	Weighted Average Number of Shares Outstanding	Burn Rate
Fiscal 2021	225,147	15,423,870	1.46%
Fiscal 2020	159,500	12,799,876	1.25%
Fiscal 2019	77,000	10,765,719	0.72%

Benefit Plans

We provide some of our executive officers with disability, health and dental insurance programs on a comparable basis as other employees of the Company. We offer these benefits consistent with local market practice.

Perquisites

We do not offer significant perquisites as part of our compensation program.

Pension Plan Benefits

Ms. Shi and Ms. Smith participate in the Company’s 401(k) plan made available to its U.S. employees. The Company provides an employer safe harbor matching contribution equal to 100% of a participant’s salary deferrals under the plan up to the first 1% of plan eligible compensation, plus 50% of a participant’s salary deferrals under the plan up to the next 5% of plan eligible compensation, subject to the limits imposed by the Internal Revenue Service. Other than the 401(k) plan, the Company does not have any pension plans that provide for payments of benefits at, following or in connection with, retirement or provide for retirement or deferred compensation plans for the NEOs or directors.

Defined Contribution Plan Table

Name and Principal Position	Accumulated Value At Start of Year	Compensatory	Accumulated Value At Year-End(1)
Diana Shi Senior Vice President of Operations	$–	$7,481	$7,481
Euphia Smith Chief Marketing Officer	$3,981	$11,025	$15,006

Note:

(1)	As at December 31, 2021.

Termination and Change of Control Benefits

For a summary of the termination and change of control benefits provided under the Equity Incentive Plan, please refer to “– Components of Compensation – Long-Term Incentives”. Except as described below, the Company has not entered into contractual termination, post-termination or change of control arrangements with any of its NEOs.

TMS NeuroHealth Centers Services, LLC, a subsidiary of the Company (“TMS Services US”), has entered into an employment agreement with Mr. Leonard that provides for contractual termination entitlements. In connection with Mr. Leonard’s termination by TMS Services US on a without cause basis or his resignation with good reason, Mr. Leonard is entitled to his accrued base salary and paid time off through the termination date, a pro-rated annual bonus payment based on his service to the termination date, and subject to Mr. Leonard’s execution of a general release of claims in favor of TMS Services US and its affiliates, continued payment of his base salary for a period of 18 months following the termination date. If Mr. Leonard was terminated on a without cause basis or resigned with good reason on December 31, 2021, he would have been entitled to his accrued base salary, paid time off and annual bonus and a severance payment equal to US$675,000. Mr. Leonard would not have received any incremental payments or benefits in respect of his Awards outstanding under the Equity Incentive Plan in connection with such events.

Mr. Leonard is subject to a customary confidentiality covenant and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. Leonard’s employment and for eighteen months thereafter.

TMS Services US has entered into an employment agreement with Ms. Smith that provides for contractual termination entitlements. In connection with Ms. Smith’s termination by the Company on a without cause basis, Ms. Smith is entitled to her accrued base salary and vacation through the termination date, and subject to her execution of a general release of claims in favor of the Company and its affiliates, a severance payment equal to 2 months of Ms. Smith’s base salary; (ii) in the event that the termination occurs after May 1, 2020, a severance payment equal to 2 months of Ms. Smith’s base salary, plus, one additional month of base salary for each additional full year of employment, up to a maximum of six months of her base salary. If Ms. Smith was terminated on a without cause basis on December 31, 2021, she would have been entitled to her accrued base salary and vacation and a severance payment equal to US$56,250. Ms. Smith would not have received any incremental payments or benefits in respect of her Awards outstanding under the Equity Incentive Plan in connection with such event.

Ms. Smith is subject to a customary confidentiality covenant and certain restrictive covenants that will continue to apply following the termination of her employment, including non-competition and non-solicitation provisions which are in effect during Ms. Smith’s employment and for two years thereafter.

Performance Graph

The following graph compares the Company’s cumulative total shareholder return to the S&P/TSX Composite Total Return Index and the S&P/TSX Capped Healthcare Total Return Index, assuming reinvestment of any dividends and considering a $100 investment on October 3, 2018, being the date the Company’s Shares began trading on the TSX (symbol: GTMS). The S&P/TSX Composite Total Return Index tracks the share prices of the largest companies on the TSX measured by market capitalization. Stocks included in this index cover all sectors of the economy and are not significantly weighted in the any comparable industry to the Company and are therefore not directly comparable to Greenbrook. The information contained in the graph relating to the period from October 3, 2018 to February 4, 2021 (inclusive) has been adjusted to give effect to the Share Consolidation. The Common Shares are also traded on NASDAQ (symbol: GBNH).

Cumulative Total Shareholder Return
October 3, 2018 to December 31, 2021

During the period covered by the performance graph, our common shares have underperformed the S&P/TSX Composite Total Return Index and have both outperformed and underperformed the S&P/TSX Capped Healthcare Total Return Index. However, throughout Fiscal 2021, our common shares largely underperformed the S&P/TSX Composite Total Return Index and largely outperformed the S&P/TSX Capped Healthcare Total Return Index.

Executive officer compensation is not strongly correlated to Shareholder returns in the short term, in part because equity-based incentives are calculated at the time of grant using grant date fair values, which do not reflect the actual value of compensation received when such incentives vest or are settled. In the longer term, executive officer compensation is directly impacted by the Company’s Share price performance.

Fiscal 2021 represented our third full fiscal year as a public company. As such, there is limited history of our common shares trading on the TSX, and it may not be possible to draw conclusions from the existing trends. Aside from base salaries, our compensation program is designed to include short-term incentives that align with the near-term targets of the business as well as long-term incentives that are tied to successful execution against our long-term growth strategy.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1)	Number of Securities Remaining Available for Future Issuance(1)
Equity compensation plans previously approved by Shareholders	897,500	$8.83	882,688
Equity compensation plans not previously approved by Shareholders	N/A	N/A	N/A
Total	897,500	$8.83	882,688

Note:

(1)	As at December 31, 2021.

Summary Compensation Table

The table below shows the compensation paid to the NEOs in respect of the Company’s three most recently completed financial years.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Share- Based Awards(1)	Option- Based Awards(2)	Annual Incentive Plans(3)	Long-Term Incentive Plans	Pension Value(4)	All Other Compensation(5)	Total Compensation
Bill Leonard	2021	$450,000	$97,853	—	$285,000	—	—	—	$832,853
President & Chief Executive Officer	2020	$375,000	—	$55,000	$275,000	—	—	—	$705,000
	2019	$350,000	—	—	$150,000	—	—	—	$500,000
Erns Loubser(6)	2021	$300,000	—	$86,355	$104,000	—	—	—	$490,355
Chief Financial Officer and Treasurer	2020	$290,000	—	$82,500	$100,000	—	—	—	$472,500
	2019	$275,000	—	—	$100,000	—	—	—	$375,000
Ed Cordell(7)	2021	$123,750	—	—	—	—	—	—	$123,750
Former Interim Chief Financial Officer	2020	$38,250	—	—	—	—	—	—	$38,250
	2019	—	—	—	—	—	—	—	—
Diana Shi(8)	2021	$255,708	—	$172,710	$91,700	—	$7,481	—	$527,599
Senior Vice President of Operations	2020	—	—	—	—	—	—	—	—
	2019	—	—	—	—	—	—	—	—
Robert Drassinower(9)	2021	$240,000	—	$103,626	$101,250	—	—	—	$444,876
Former Chief Operating Officer	2020	$232,500	—	$55,000	$125,000	—	—	—	$412,500
	2019	$232,500	—	—	$75,000	—	—	—	$307,500
Euphia Smith(10)	2021	$225,000	—	$86,355	$85,000	—	$11,025	—	$407,380
Chief Marketing Officer	2020	$210,000	—	$22,000	$90,000	—	$3,981	—	$325,981
	2019	$140,000	—	$87,600	$75,000	—	—	—	$302,600

Notes:

(1)	The value of PSUs is calculated based on the closing price of the Shares on the TSX on the applicable date of grant (assuming target performance).

(2)	Reflects the grant date fair value of Options that were granted in Fiscal 2019, Fiscal 2020 and Fiscal 2021, as applicable, determined in accordance with the Black-Scholes valuation model, using the following key assumptions:

Grant Date	Expected Life (Years)	Expected Volatility	Risk Free Interest Rate	Expected Dividend Yield	Forfeiture Rate
May 9, 2019	10	46.48%	1.68%	0.00%	0.00%
February 3, 2020	10	46.12%	2.02%	0.00%	0.00%
February 17, 2021	10	46.36%	1.11%	0.00%	4.39%

(3)	Amounts reflect annual bonuses that were paid or payable to NEOs in respect of Fiscal 2019, Fiscal 2020 and Fiscal 2021. A portion of each NEO’s annual bonus payable in respect of Fiscal 2021 has been deferred and is expected to be paid out during fiscal 2022.

(4)	Reflects contributions made by the Company to Ms. Shi’s and Ms. Smith’s 401(k) plan.

(5)	None of the NEOs are entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.

(6)	Mr. Loubser took a medical leave of absence effective November 10, 2020. Mr. Ed Cordell was immediately appointed as Interim Chief Financial Officer. Mr. Loubser continued to receive his base salary during his medical leave of absence. Mr. Loubser returned to his role as Chief Financial Officer and Treasurer effective April 1, 2021.

(7)	Mr. Cordell joined the Company on November 10, 2020. Accordingly, compensation in the above table reflects Mr. Cordell’s compensation from November 10, 2020 to December 31, 2021. Mr. Cordell’s compensation in respect of Fiscal 2020 and Fiscal 2021 was paid to a limited liability company wholly-owned by Mr. Cordell.

(8)	Ms. Shi joined the Company on February 8, 2021. Accordingly, Ms. Shi’s compensation for Fiscal 2021 in the above table reflects Ms. Shi’s compensation from February 8, 2021 to December 31, 2021. Ms. Shi’s employment agreement provides her with a guaranteed bonus payment equal to 50% of her target bonus amount in respect of Fiscal 2021 only, subject to satisfaction by Ms. Shi of the applicable performance criteria.

(9)	Mr. Drassinower’s compensation was paid by Greybrook Health to a corporation wholly-owned by him pursuant to the Management Services Agreement. Mr. Drassinower resigned from the Company on January 10, 2022.

(10)	Ms. Smith joined the Company on May 1, 2019. Accordingly, Ms. Smith’s compensation for Fiscal 2019 in the above table reflects Ms. Smith’s compensation from May 1, 2019 to December 31, 2019.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information on the outstanding Share-Based Awards and Option-Based Awards held by each of our NEOs as of December 31, 2021.

	Option-Based Awards				Share-Based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options	Option Exercise Price(1)	Option Expiration Date	Value of Unexercised In-The- Money Options(2)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested(3)	Market or Payout Value of Vested Share-Based Awards Paid- Out or Distributed
Bill Leonard(4)
President & Chief Executive Officer	10,000	$10.57	February 3, 2030	—	3,333	$97,853	—
Erns Loubser(5)	10,000	$5.00	March 31, 2025	—	—	—	—
Chief Financial Officer and Treasurer	5,000	$5.00	March 31, 2026	—	—	—	—
	135,000	$5.00	March 31, 2027	—	—	—	—
	15,000	$10.57	February 3, 2030	—	5,000	—	—
	10,000	$16.12	February 17, 2031	—	6,667	—	—
Ed Cordell
Former Interim Chief Financial Officer	—	—	—	—	—	—	—
Diana Shi(6)
Senior Vice President of Operations	20,000	$16.12	February 17, 2031	—	13,333	—	—
Roberto Drassinower(7)	10,000	$10.57	February 3, 2030	—	3,333	—	—
Former Chief Operating Officer	12,000	$16.12	February 17, 2031		8,000
Euphia Smith(8)	12,000	$13.53	May 9, 2029	—	4,000	—	—
Chief Marketing Officer	4,000	$10.57	February 3, 2030	—	1,333	—	—
	10,000	$16.12	February 17, 2031	—	6,667	—	—

Notes:

(1)	The exercise price of the Options granted on May 9, 2019, February 3, 2020 and February 17, 2021 were C$17.15, C$13.40 and C$20.43, respectively. All remaining Options grants in the table above have an exercise price in U.S dollars.

(2)	The value of unexercised in-the-money Options is calculated based on the closing price per Share of C$5.39 on December 31, 2021, the last trading day of Fiscal 2021. The exchange rate used was the rate at December 31, 2021 of C$1.00 = $0.7888.

(3)	The value of PSUs is calculated based on the closing price of the Shares on the TSX on December 31, 2021 (assuming target performance).

(4)	Mr. Leonard was granted 10,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Equity Incentive Plan.

(5)	Mr. Loubser was granted 10,000 Options on March 31, 2015, which are fully vested; 5,000 Options on March 31, 2016, which are fully vested; 135,000 Options on March 31, 2017, which are fully vested; 15,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Equity Incentive Plan; and 10,000 Options on February 17, 2021, which vest as to one-third on March 31, 2021, March 31, 2022 and March 31, 2023 and are subject to the terms of the Equity Incentive Plan.

(6)	Ms. Shi was granted 20,000 Options on February 17, 2021, which vest as to one-third on March 31, 2021, March 31, 2022 and March 31, 2023 and are subject to the terms of the Equity Incentive Plan.

(7)	Mr. Drassinower was granted 10,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Equity Incentive Plan; and 12,000 Options on February 17, 2021, which vest as to one-third on March 31, 2021, March 31, 2022 and March 31, 2023 and are subject to the terms of the Equity Incentive Plan. Mr. Drassinower resigned from the Company on January 10, 2022.

(8)	Ms. Smith was granted 12,000 Options on May 9, 2019, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Equity Incentive Plan; 4,000 Options on February 3, 2020, which vest as to one-third on March 31, 2020, March 31, 2021 and March 31, 2022 and are subject to the terms of the Equity Incentive Plan; and 10,000 Options on February 17, 2021, which vest as to one-third on March 31, 2021, March 31, 2022 and March 31, 2023 and are subject to the terms of the Equity Incentive Plan.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of our NEOs, the value of the Option-Based Awards and Share-Based Awards vested in accordance with their terms during Fiscal 2021 and the value of the annual bonuses paid in respect of Fiscal 2021:

Name and Principal Position	Option-Based Awards – Value Vested or Earned During the Year(1)	Share-Based Awards – Value Vested or Earned During the Year	Non-Equity Incentive Plan Compensation – Value Earned During the Year(2)
Bill Leonard President & Chief Executive Officer	$4,575	—	$285,000
Erns Loubser Chief Financial Officer and Treasurer	$6,863	—	$104,000
Ed Cordell Former Interim Chief Financial Officer	—	—	—
Diana Shi Senior Vice President of Operations	—	—	$91,700
Roberto Drassinower(3) Former Chief Operating Officer	$4,575	—	$101,250
Euphia Smith Chief Marketing Officer	$1,830	—	$85,000

Notes:

(1)	Includes time vesting Options that vested during the fiscal year. The value of time vesting Options vested during the fiscal year is calculated based on the closing price of the Shares on the TSX on the applicable vesting date.

(2)	Amounts reflect annual bonuses that were paid or payable to NEOs in respect of Fiscal 2021. A portion of each NEO’s annual bonus payable in respect of Fiscal 2021 has been deferred and is expected to be paid out during fiscal 2022.

(3)	Mr. Drassinower resigned from the Company on January 10, 2022.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

None of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is or has within 30 days before the date of this Circular or at any time since the beginning of the most recently completed financial year been indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries.

Interests of Certain Persons or Companies in Matters to be Acted Upon

To the knowledge of the directors and executive officers of Greenbrook, no director or executive officer of the Company, any proposed nominee for election as director of the Company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Interests of Informed Persons in Material Transactions

Other than as described elsewhere in this Circular and in the Annual Report in Item 5.B, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Related Party Transactions”, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. The OBCA permits certain eligible shareholders to submit shareholder proposals to us, which proposals may be included in a management information circular relating to an annual meeting of shareholders. The final date by which we must receive shareholder proposals for our annual meeting of shareholders to be held in 2023 is April 21, 2023.

Additional Information

The Company is a reporting issuer under the applicable legislation of all of the provinces and territories of Canada and is required to file financial statements and information circulars with the various securities commissions. The Company has filed its Annual Report with those securities commissions which, among other things, contained all of the disclosure required by Form 52-110F1 under NI 52-110.

Additional copies of our latest Annual Report, this Circular and our consolidated financial statements and management’s discussion and analysis can be obtained upon request from the General Counsel of Greenbrook by writing to:

Greenbrook TMS Inc.
890 Yonge Street, 7th Floor
Toronto, Ontario M4W 3P4.

Financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year, which are included in the Annual Report. Additional information about or relating to the Company can also be found at www.greenbrooktms.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board through the Lead Independent Director by writing to:

Lead Independent Director
Greenbrook TMS Inc.
890 Yonge Street, 7th Floor
Toronto, Ontario M4W 3P4.

Board Approval

The contents and sending of this Circular to Shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate securities regulatory authorities have been approved by the Board.

On behalf of the Board of Directors,

Toronto, Ontario	Bill Leonard
May 11, 2022	President and Chief Executive Officer

Appendix A

MANDATE OF THE BOARD OF DIRECTORS

1.	Introduction

The members of the board of directors (respectively, the “Directors” and the “Board”) of Greenbrook TMS Inc. (the “Company”) are elected by the shareholders of the Company and are responsible for the stewardship of the Company. The purpose of this mandate (the “Board Mandate”) is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

Certain aspects of the composition and organization of the Board are prescribed and/or governed by the Business Corporations Act (Ontario) and the constating documents of the Company.

2.	Chair of the Board

The Board will appoint an independent director to act as Chair of the Board (the “Chair”). If the Board determines that this is not appropriate in the circumstances and instead appoints a non-independent director to act as Chair of the Board, the Board will also appoint an independent director to act as lead director (the “Lead Director”). Either an independent Chair of the Board or the Lead Director will act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties. The Chair of the Board and the Lead Director, as applicable, may be removed at any time at the discretion of the Board.

3.	Board Size

The constating documents of the Company provide that the Board shall be comprised of a minimum of three (3) Directors and a maximum of fifteen (15) Directors. The Board shall periodically review its size in light of its duties and responsibilities from time to time. Applicable residency requirements will be complied with in respect of the composition of the Board.

4.	Independence

The Board shall be comprised of a majority of independent Directors. A Director shall be considered independent if he or she would be considered independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices and NASDAQ Rule 5605(a)(2).

5.	Role and Responsibilities of the Board

The Board is responsible for supervising the management of the business and affairs of the Company and is expected to focus on guidance and strategic oversight with a view to increasing shareholder value.

In accordance with the Business Corporations Act (Ontario), in discharging his or her duties, each Director must act honestly and in good faith, with a view to the best interests of the Company. Each Director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

6.	Board Meetings

(a)	In accordance with the constating documents of the Company, meetings of the Board may be held at such times and places as the Chair may determine and as many times per year as necessary to effectively carry out the Board’s responsibilities. The non-employee Directors may meet without senior executives of the Company, as required. The independent Directors shall have regularly scheduled meetings, at least twice annually, without senior executives of the Company and any non-independent Directors.

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(b)	The Chair shall be responsible for establishing or causing to be established the agenda for each Board meeting, and for ensuring that regular minutes of Board proceedings are kept and circulated on a timely basis for review and approval.

(c)	The Chair (or other Directors as delegated by the Chair from time to time) may invite, at its discretion, any other individuals to attend its meetings. Senior executives of the Company shall attend a meeting if invited by the Chair (or another Director delegated by the Chair).

7.	Delegations and Approval Authorities

(a)	The Board shall appoint the chief executive officer of the Company (the “CEO”) and delegate to the CEO and other senior executives the authority over the day-to-day management of the business and affairs of the Company.

(b)	The Board may delegate certain matters it is responsible for to the committees of the Board, currently consisting of the Audit Committee, and the Governance, Compensation and Nominating Committee. The Board may appoint other committees, as it deems appropriate, to the extent permissible under applicable law. The Board will, however, retain its oversight function and ultimate responsibility for such matters and associated delegated responsibilities.

8.	Strategic Planning Process and Risk Management

(a)	The Board shall adopt a strategic planning process to establish objectives and goals for the Company’s business and shall review, approve and modify as appropriate the strategies proposed by senior executives to achieve such objectives and goals. The Board shall review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

(b)	The Board, in conjunction with management, shall be responsible to identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit Committee and delegation of risks associated with compensation policies and practices to the Governance, Compensation and Nominating Committee.

9.	Succession Planning, Appointment and Supervision of Senior Executives

(a)	The Board shall approve the corporate goals and objectives of the CEO and review the performance of the CEO against such corporate goals and objectives. The Board shall take steps to satisfy itself as to the integrity of the CEO and other senior executives of the Company and that the CEO and other senior executives create a culture of integrity throughout the organization.

(b)	The Board shall approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the senior executives of the Company, and shall also approve the compensation of the senior executives of the Company upon recommendation of the Governance, Compensation and Nominating Committee. The CEO may not be present during voting or deliberations on his/her executive compensation.

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10.	Financial Reporting and Internal Controls

The Board shall review and monitor, with the assistance of the Audit Committee, the adequacy and effectiveness of the Company’s system of internal controls over financial reporting, including any significant deficiencies or changes in internal control and the quality and integrity of the Company’s external financial reporting processes.

11.	Regulatory Filings

The Board shall approve applicable regulatory filings that require or are advisable for the Board to approve, which the Board may delegate in accordance with Section 7(b) of this mandate. These include, but are not limited to, the annual audited financial statements, interim financial statements and related management’s discussion and analysis accompanying such financial statements, earnings press releases, management proxy circulars, annual information forms and annual reports, prospectuses and offering documents and other applicable disclosure.

12.	Corporate Disclosure and Communications

The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which the Company’s securities are listed. In addition, the Board shall adopt appropriate procedures designed to permit the Board to receive feedback from shareholders on material issues.

13.	Corporate Policies

The Board shall adopt and periodically review policies and procedures designed to ensure that the Company and its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity.

14.	Review of Mandate

The Board may, from time to time, permit departures from the terms of this Board Mandate, either prospectively or retrospectively. This Board Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

The Board may review and recommend changes to this Board Mandate from time to time and the Governance, Compensation and Nominating Committee may periodically review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration.

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